FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Minutes of the 410th Meeting of the Board of Directors, May 31, 2007

2.	Summary of Decisions of the 413th meeting of the Board of Directors, July 26, 2007

3.	CEMIG: 2Q 2007 Results – Video Webcast and Conference Call

4.	CEMIG Gereção e Transmissão – Extraordinary general meeting of Stockholders Convocation, July 26, 2007

5.	CEMIG Gereção e Transmissão – S.A. Proposal of the Board of Directors to the Extraordinary General Meeting of Stockholders, July 26, 2007

6.	CEMIG – Extraordinary General Meeting of Stockholders Convocation, July 26, 2007

7.	CEMIG – Proposal of the Board of Directors to the Extraordinary General Meeting of Stockholders, July 26, 2007

8.	CEMIG Distribuição S.A. – Extraordinary General Meeting of Stockholders Convocation, July 26, 2007

9.	CEMIG Distribuição S.A – Proposal of the Board of Directors to the Extraordinary General Meeting of Stockholders, July 26, 2007

10.	Calendar of Events

11.	CEMIG – Earnings Release, First Half 2007

12.	CEMIG – First Half 2007 Results

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Minutes of the 410th meeting of the Board of Directors.

Date, time and place:	May 31, 2007, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Wilson Nélio Brumer;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I-             The Board approved:

a)     the proposal by Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call an Extraordinary General Meeting to be held on June 22, 2007 at 10 a.m., and in the absence of a quorum to proceed to the second convocation of stockholders within the legal period, to decide on change in the composition of the Board of Directors; and

b)    the Minutes of this meeting.

II-            The Board authorized:

a)     Opening of administrative proceedings for exemption from tender for, and direct contracting, with Copasa (Minas Gerais Water Services Company) of services to supply drinking water, sewerage collection and water analysis at the following sites: Júlio Soares Building (head office), SA/Annex, Fernando Pinto Peixoto Building (Itambé), Quarteirão da Silva Lobo, Adelaide Substation, Hangar, Highway Ring, Cidade Industrial (Q3, Q10, Q14, Q18, Q33), and Jatobá, in Belo Horizonte and in Contagem, Minas Gerais, for a period of 24 months, able to be extended on signing of amendments for up to 36 months, with a maximum limit of 60 months, the price of which shall be shared as follows: 0.80% by Cemig, 37.20% by Cemig GT and 62% by Cemig D.

b)    Opening of administrative proceedings for exemption from tender, and direct contracting, with the Official Press of Minas Gerais, of services of publication of notices to stockholders, convocations, minutes, notices of tender announcements and other legal or regulatory publications for Cemig, Cemig GT and Cemig D, for 60 months, the cost to be shared equally between the companies.

c)     Submission, to the National Electricity Agency, Aneel, of a proposal for a scientific, technological and mutual support cooperation Working Agreement to be signed with Cemig Dand Cemig GT, for cooperation in efforts and resources of the participants, primarily to optimize the use of material and human resources in common activities, for a period to last up to the expiry of the concession contracts of the participants, and the expenses associated with the shared resources under the Company’s responsibility to which the resource is linked, and the portion allocated to the other companies, to be reimbursed by Reimbursement Order, as specified in the Electricity Public Service Accounting Manual Chart of Accounts, in favor of the company holding the resource, obeying the criteria for sharing described in the Working Agreement; and signing of the said Working Agreement after consent by ANEEL.

d)    Signing of the Working Agreement for assignment of staff with the Minas Gerais Integrated Development Institute (INDI), for a period of 60 months, the number of employees in this assignment being set at 20 and their current expenses in the annual budget approved in the Budget Proposal.

e)     Making of the tax and accounting adjustments necessary for recognition of the Recoverable Tax Credit arising from excess payment of the PIS/Pasep and Cofins taxes, application of the corresponding monetary updating (Selic rate), offsetting by own administrative channels (PER/DCOMP) and bringing of the appropriate legal action, if an Infringement Agreement is issued by the Federal Revenue Service.

f)     Filing of a legal agreement to relieve Cemig of the obligation to suffer withholding of income tax at source (IRRF) on the next payment of Interest on Equity, which will take place in June 2007, and subsequent payments.

g)    Signing, as consenting party, of the Service Provision Contract for operation and maintenance of the Capim Branco I and II hydroelectric plants, with Cemig Capim Branco Energia S.A. and Cemig GT, for a period of 44 months, its object being the services necessary for operation and maintenance of the Capim Branco I and II hydroelectric plant; also of the Agreement and Final Settlement relating to the said services provided to Cemig Capim Branco S.A. in the period from January 31, 2006 to May 31, 2007, with consequent validation of the actions taken in this period. Under Aneel Resolution 022/1999, the contractual instructions must be submitted Aneel for its approval within 30 days from the date on which they are signed.

h)    Cemig, jointly with Furnas Centrais Elétricas S.A., Companhia Técnica de Engenharia Elétrica – Alusa and Orteng Equipamentos e Sistemas Ltda., as consenting parties, to sign the First Amendment to the Contract for Concession of Public Electricity Transmission Services No. 005/2005-Aneel, in relation to the Itutinga-Juiz de Fora transmission line and connected facilities. This document will also be signed by the federal government, through Aneel, and by Companhia Transudeste de Transmissão, setting the date of February 23, 2007 for start of commercial operation of the transmission facilities, as authorized by Aneel Resolution 912/2007.

i)      Opening of prequalification proceedings for Counsel and law firms, for contracting of litigation legal services in the Courts and in the administrative sphere, without exclusivity, for all levels of jurisdiction and in all the legal districts of the state of Minas Gerais, in the areas of tax, compulsory purchase, ownership, administration and Social Security law, for 12 months, extendable upon amendments, up to 36 months.

III- The Board appointed:

The Directors Bernardo Afonso Salomão de Alvarenga and José Maria de Macedo to carry out concomitant and non-remunerated functions on the Executive Board and/or Board of Directors of the following companies, to complete the present period of office: Cemig PCH S.A., Cemig Trading S.A., Central Hidrelétrica Pai Joaquim S.A., Central Termelétrica de Cogeração S.A., Horizontes Energia S.A., Efficientia S.A. and Centro de Gestão Estratégica de Tecnologia – CGET.

IV- The Board re-ratified:

Board Decision (CRCA) 29/2007, on the giving of a guarantee for Project Finance long-term financing to be contracted by Transchile Charrúa Transmisión S.A. the Inter-American Development Bank (AIDB) and Santander Central Hispano S.A., of the Santander Group, with a change item “A” of that CRCA in relation to the Share Retention and Sponsor Support Agreement between the AIDB,

Alusa-Companhia Técnica de Engenharia Elétrica and Transchile, and also to establish that the additional contributions of capital in Transchile must be made in accordance with Cemig’s annual budget approved by the Board of Directors, the other terms of that CRCA  emaining unchanged.

V- The Chairman recommended:

That the formal approval of the signing of the Memorandum of Understanding with Concert Technologies S.A., Nansen S.A. Instrumentos de Precisão, Leme Engenharia Ltda and FIR Capital Partners Ltda, for the creation of a solutions development company and contracting of consultants should be carried out by the Executive Board, as per the competencies established in the Bylaws, and the subject should return to the Board of Directors on conclusion of the detailed business plan and the need for constitution of the company.

VI- The following matters were withdrawn from the Agenda: (i) disposal of a real estate property with Usina Hidrelétrica de Jaguara, and (ii) signing of an amendment to the Private Property Purchase Sale Agreement with Usina Hidrelétrica de Jaguara.

VII- The following Board Members voted against approval of the appointment of Directors of Cemig to management of companies of the Cemig Group mentioned in item III above: Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessoa.

VIII- The following Board Members voted against entering into the contract for provision of services to operate and maintain the Capim Branco I and II hydroelectric plants with Cemig GT and Cemig Capim Branco Energia S.A., mentioned in item II, sub-clause “g”, above: Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher.

IX- The Chairman reported the resignation of the Substitute Board Members Luiz Aníbal de Lima Fernandes, since May 3, 2007 and Fernando Lage de Melo, since May 28, 2007, as per letters in the company’s possession.

IX - The following spoke on general matters and business of interest to the Company:

The Chairman; the Vice-chairman;
Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Wilton de Medeiros Daher and Lauro Sérgio Vasconcelos David.

Superintendents:	Monica Neves Cordeiro and Manoel Bernardino Soares.

The following were present:
Board Members:

Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha,Alexandre Heringer Lisboa, Antônio Adriano Silva, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Luiz Henrique de Castro Carvalho.

Superintendents:	Monica Neves Cordeiro and Manoel Bernardino Soares;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 413TH MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on July 26, 2007 the Board of Directors of Companhia Energética de Minas Gerais approved the following:

1.	Signing of working agreement for assignment of staff.

2.	Signing of commitment undertaking for assignment of staff.

3.	Signing of working agreement for mutual assignment of staff and cooperation.

4.	Signing of agreement for assignment of staff with INDI – the Minas Gerais Integrated Development Institute.

5.	Signing of fifth amendment to the contract with Ticket Serviços Ltda.

6.	Payment in kind, through transfer of a real estate property, to Forluz.

7.	Tender proceedings for disposal of a real estate property in Jaguara.

8.	Signing of amendment to contract for sale of real estate property in Jaguara.

9.	Prequalification tender proceedings for services of Legal Counsel / Alteration of fee reference tables.

10.	Signing of Third Amendment to the Association Agreement between Cemig, Gasmig, Petrobras and Gaspetro.

11.	Signing of amendment to contract for provision of stockholder services.

12.	Revision of Budget Proposal.

13.	Change in the Bylaws.

14.	Creation of a company to develop solutions for implementation and management of systems for the electricity sector and public service concession holders.

15.	Indicative, non-binding proposal for acquisition of a company holding distribution and transmission assets.

CEMIG: 2Q 2007 RESULTS

VIDEO WEBCAST AND CONFERENCE CALL

The Directors of Cemig (Bovespa – CMIG3, CMIG4; NYSE – CIG, CIG.C; LATIBEX– XCMIG)
have the pleasure of inviting you to participate in the transmission of Cemig’s

Second Quarter 2007 Results
video webcast and conference call,
on:
Wednesday, August 15, 2007
at 10:00 a.m. (Brasília time)

Simultaneous translation in English.

Presentation

Márcio Araújo de Lacerda
Chairman of the Board of Directors

Djalma Bastos de Morais
CEO

Luiz Fernando Rolla
Chief Finance, Holdings and Investor Relations Officer

Agostinho Faria Cardoso
Investor Relations Manager

Video webcast :             http://cemig.infoinvest.com.br

Audio conference call:     + 55 11 4688-6301

Playback of the video webcast:
http://cemig.infoinvest.com.br
Click on the banner and download.
Available: for 90 days

Playback of the conference call:
Telephone: +55 11 4688 6225
Password: 626
Available: 15 to 23 August, 2007

Any questions, please ring Patrícia Nobre on +55 31 3506-5024.

CEMIG GERAÇÃO E TRANSMISSÃO S.A.
CNPJ 06.981.176/0001-58 – NIRE 31300020550
LISTED COMPANY
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on august 23, 2007 at 5 p.m. at Avenida Barbacena 1200, 17th Floor, B1 Wing, Minas Gerais, Brazil, to decide on the following changes in the bylaws:

1-	Change in Clause 6, to improve the drafting.

2-

Change in Clause 12 to define the attributions of the Board of Directors and to provide for the possibility of the Board of Directors delegating to the Executive Board the competency to authorize and sign contracts for the sale of electricity and the provision of distribution services.

3-	Change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

4-	Consequent change in the Head Paragraph of Clause 13, as a result of the above-mentioned change.

5-	Change in the Head Paragraph of Clause 14 and its first sub-paragraph to improve the drafting.

6-

Change in Sub-paragraphs 1, 2, 3, and 4 of Clause 16 to adjust the name of the Chief Finance, Holdings and Investor Relations Officer’s Department and to define the attributions of the Executive Board.

7-	Change in Clause 17 to define the attributions of the members of the Executive Board.

8-	Change in Clause 21 for tax optimization and to improve the drafting.

9-

Insertion of new Clauses numbered 25, to ensure sharing by the employees in the company’s profits or economic results, and 26, to establish that the General Meeting of Stockholders shall, annually, set limits to the sharing of the Managers in the profits of the company.

10-

Consequent re-numbering of the present Clauses 25 – to be 27; and 26 – to be 28; and their alteration to improve their drafting and to contain provision for the possibility of contracting of third party liability insurance for the Managers.

Belo Horizonte, July 26, 2007.

Marcio Araújo de Lacerda - Chairman of the Board of Directors

PROPOSAL OF THE BOARD OF DIRECTORS
TO

THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To the Stockholder CEMIG GERAÇÃO E TRANSMISSÃO S/A

Whereas –

b)       there is a need for restructuring of the distribution of competencies between the various management bodies of the company;

d)       it is convenient that there should be provision in the Bylaws relating to the distribution of profits or results to the employees, and also of profits to the managers, in accordance with the limits to be fixed by the General Meeting of Stockholders to comply with Article 190 of Law 6404 of December 15, 1976, and the rulings of the Brazilian Securities Commission (CVM);

e)        a provision in the Bylaws governing distribution of profits or results is, also, necessary, as a means of tax planning, since it makes possible the deduction of profit shares distributed directly from profit and avoids infringement notices by the Federal Revenue Service, which has happened to the company precisely because of the absence of this provision;

f)        there is a need to introduce a provision for possibility of contracting third party liability insurance for the managers of the company, upon a proposal by its Board of Directors;

g)       there is a need for revision of several provisions of the Bylaws to make them more appropriate in formal and/or legal terms;

– the Board of Directors now proposes to submit to the Extraordinary General Meeting of Stockholders the following changes in the Bylaws:

1)           To change Clause 6, to improve the drafting, to the following:

“Clause 6      Companhia Energética de Minas Gerais – Cemig, as Sole Stockholder of the company, has full powers to decide on all matters of business related to the company’s objects and to adopt whatever resolutions it deems necessary for the defense of its interests and for its development, and should meet, ordinarily, in the first 4 (four) months of the year, for the purposes specified by law, and, in extraordinary meeting, whenever necessary, obeying the applicable provisions of law in convocation, opening and decisions of such meetings.”;

2)           To change the drafting of Clause 12, to define the attributions of the Board of Directors, to the following:

Clause 12:	The Board of Directors shall have the following attributions, as well as other matters required of it by law:

a)	to fix the general orientation of the company’s business;

b)	to elect or dismiss the Executive Officers of the company, subject to these bylaws;

c)

to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)

to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)

to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, which individually or jointly amount to R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, companies that Cemig controls, affiliated companies and the consortia in which it participates;

f)	to call the General Meeting of Stockholders;

g)

to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)	to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

i)	to choose and to dismiss the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)

to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)

to authorize, upon a proposal by the Executive Officers, the initiation of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$ 5,000,000.00 (five million Reais);

m)	to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

n)	to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget and any alterations and revisions thereof.

o)

to set the governing guidelines and establish the limits, including financial limits, for expenditure on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders, and in obedience to the Annual Budget approved;

p)

to authorize the exercise of the right of preference or rights under a stockholders’ agreement or of voting in wholly-owned subsidiaries, companies controlled by the company, affiliated companies and the consortia in which the company participates.

§ 1

The company’s Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company, and its dividend policy, on which shall be based the plans, forecasts, activities, strategies, capital expenditure and expenses to be incorporated in the Multi-year Strategic Implementation Plan and Annual Budget prepared and approved in accordance with these Bylaws.

§ 2

The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of transmission services to the Executive Board, in accordance with the legislation.

3)

To change the name of the Chief Finance, Holdings and Investor Relations Officers’ Department to the Department of the Chief Officer for Finance, Investor Relations and Control of Holdings, consequently changing the drafting of the head paragraph of Clause 13 to the following:

Clause 13-:

The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, resident in Brazil, namely: the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations and Control of Holdings; a Chief Corporate Management Officer, a Chief Generation and Transmission Officer; a Chief Trading Officer; a Chief New Business Development Officer; and one director without specific designation; all of whom shall be elected and may be dismissed at any time by the General Meeting of the Sole Stockholder – Cemig – with period of office of 3 (three) years. Their period of office in management shall continue until the new directors elected are sworn in.”;

4)	To change the head paragraph and Sub-paragraph 1 of Clause 14 to improve the drafting, to the following:

Clause 14: In the event of absence, leave, resignation, or vacancy of the post, of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave may last, and, in the event of vacancy, or of prevention from being able to exercise the function, until the post is filled by the Board of Directors.

§ 1

In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote in a formal session, attribute the exercise of the respective functions to another Executive Officer, until the post is filled by the Board of Directors, or for as long as the absence or leave lasts, and in the case of vacancy, impediment or resignation, until the post is filled by the Board of Directors. …”;

5)	To change Sub-paragraphs 1, 2, 3, and 4 of Clause 16 to improve the drafting and to establish the attributions of the Executive Board, to the following:

“Clause 16 - …

§ 1

The company’s Multi-year Strategic Implementation Plan shall contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

		a)	the company’s strategies and actions, including any project related to its objects;

b)

the new investments and business opportunities, including those of the company’s wholly-owned subsidiaries, companies that the company controls, and affiliated companies, and of the consortia in which it participates;

		c)	the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

		d)	the rates of return and profits to be obtained or generated by the company.

§ 2

The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3

The company’s Multi-year Strategic Plan and the Annual Budget shall be prepared based on the company’s Long-Term Strategic Plan and updated annually, by the end of each business year, to be in effect in the following business year, based on the company’s Long-term Strategic Plan, under the coordination of the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

	§4		The following decisions shall require a vote by the Executive Board:

		a)	approval of the plan of organization of the company and issuance of and changes to the corresponding rules;

b)

approval of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it and its submission to the Board of Directors;

c)	approval and submission to the Board of Directors of the Annual Budget, which shall reflect the Multi-year Strategic Implementation Plan at that time in effect, and revisions to it;

d)

decision on rescheduling or rearrangement of investments or expenses specified in the Annual Budget which individually or jointly amount, in a single business year, to less than R$ 5,000,000.00 (five million Reais), with consequent re-adjustment of the targets approved, subject to the Multi-year Strategic Implementation Plan and the Annual Budget as approved;

e)

approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)

authorization of the company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of Cemig, based on the annual budget approved, which individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which it participates, subject to the provision of sub-clause “p” of sub-item IV of Clause 17;

g)

approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the casting of votes in the General Meetings of Stockholders and in the meetings of the Boards of Directors of the wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which the company participates, and the decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)

authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)	authorization to file legal actions and administrative proceedings, and to enter into Court and extra-judicial settlements, for amounts less than R$ 5,000,000.00 (five million Reais); and

j)	authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)	approval of the nominations of employees to hold management posts in the company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

m)

authorization of expenditure on personnel expenses and collective work agreements, after authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and the limits approved by the Board of Directors and the Annual Budget approved.”;

5)		To change Clause 17, to establish the attributions of the Chief Officers, to the following:

Clause 17:	Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

	a)	to oversee and direct the work of the company;

	b)	to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

	c)	to represent the company in the Courts, actively and passively;

	d)	to sign, jointly with one of the Executive Officers, documents which bind the company;

	e)	to present the annual report of the company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

	f)	to hire and dismiss the company’s personnel;

g)

to manage and direct the activities of Internal Audits, Institutional Relationships, legal, communication and representation activities, and the function of the company’s Ombudsman and the General Secretariat.

	h)	to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, the nominations for management posts in the company;

i)

to propose the appointments to management positions and the Audit Boards of the wholly-owned subsidiaries, companies controlled by Cemig, and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social), after hearing the position of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II – To the Executive Vice-Chairman:

	a)	to substitute the Chief Executive Officer when he is absent, on leave, temporarily impeded, or has resigned or the position is vacant;

	b)	to propose improvements in the company’s social responsibility and sustainability policies and directive guidelines;

	c)	to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

	d)	to co-ordinate the company’s strategy for operations in relation to the environment, technological processes and the strategic management of technology;

	e)	to coordinate and put in place the maintenance of the company’s quality control systems;

f)	to arrange implementation of programs for the company’s technological development;

g)	to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III - To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)

to provide the financial resources necessary for the operation and expansion of the company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financings, and the related services;

b)	to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)	to arrange for economic and financial valuation of the company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)	to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)	to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)	to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Plan;

g)	to prepare short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Plan and Annual Budget;

h)	to control the company’s registered capital, decide policy for its shares, and for corporate governance, and to suggest dividend policy;

i)	to coordinate the preparation and negotiation of transmission revenues with the National Electricity Agency, Aneel;

j)

to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)	to represent the company to the CVM, the stock exchanges and other entities of the capital markets;

m)

to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)

to propose to the Executive Board, for approval or submission to the Board of Directors, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the company participates;

o)	to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)

to coordinate the processes of sale of stockholdings owned by the company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV- To the Chief Corporate Management Officer:

a)	to ensure the provision of appropriate personnel to the company;

b)	to decide the company’s human resources policy and to orient and promote its application;

c)	to orient and conduct activities related to organizational studies and their documentation;

d)	to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)	to project, put in place and maintain the company’s telecommunications and information technology systems;

f)	to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)	to provide the company with infrastructure and administrative support resources and services;

h)	to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)

to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)	to manage the process of contracting of works and services for acquisition and disposal of materials and real estate property;

l)	to effect quality control of the material acquired and of the qualification of contracted service providers;

m)	to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)

to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)	to conduct corporate management programs and environmental actions within the scope of this Chief Officer’s Department;

p)

to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)

to propose to the Chief Executive Officer, for submission to the Executive board for approval, from among the employees of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)

to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company and the other companies involved in the negotiations, the appointments of employees to the Union Negotiation Committee, and also the designation of their Coordinator;

s)

to present to the Executive Board the evaluations arising from the leadership succession development program implanted by the company, to provide support for the decisions of the Executive Board on the appointments of employees for management positions.

V- To the Chief Generation and Transmission Officer:

a)	to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the transmission system;

b)	to prepare the planning of the company’s generation and transmission system;

c)	to operate and maintain the generation and transmission systems and the associated supervision and remote control systems;

d)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)	to develop and conduct the hydrometeorological actions of interest to the company;

f)	To manage operations arising from the linking of the company’s electricity transmission system with those of other companies and the connection of agents to the company’s basic grid;

g)

to represent the company in relations with the National System Operator (ONS) the Brazilian Electricity Generators’ Association (Abragee) and other entities representative of the electricity generation and transmission sector;

h)	to manage the company’s central laboratories and workshops;

i)	to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and deactivation of the generation and transmission facilities;

j)	to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the company’s transmission system;

l)	to propose and implement policies and directives aiming to ensure the physical safety of the transmission and generation facilities and manage the industrial security of these facilities;

m)	to manage the company’s Work Safety Policy within the scope of its activities;

n)

to manage the implementation of expansion undertakings in generation, transmission and co-generation, arranging the planning, construction and assembly, and assuring the physical and financial performance of these undertakings;

o)

to provide technical support to the negotiations for making possible the undertakings for expansion of generation, transmission and co-generation, and to participate in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VI – To the Chief Trading Officer:

a)	to carry out research, studies and projections of interest to the company;

b)	to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of energy arising from the company’s own generation sources;

c)	to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)	to coordinate the provision of services of intermediation of business related to the sale of electricity to any authorized agent;

e)

to represent the company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the company in relations with the other entities trading electricity;

f)	to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

f)

to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

g)	to identify, measure and manage the risks association with the trading of electricity;

h)	to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)	to negotiate and manage Contracts for Use of the Transmission System with the National System Operator (ONS), and for connection of the Distribution System with the transmission companies;

l)	to manage the trading, in coordination with the Chief New Business Development Officer, of the company’s carbon credits.

VII – To the Chief New Business Development Officer:

a)

to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)

to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)

to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

	d)	to coordinate the participation of the company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

	e)	to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

	f)	to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

	g)	to consolidate the planning of expansion of the generation, transmission and distribution systems;

	h)	to consolidate the company’s Program of Capital Investment in generation, transmission and distribution;

	i)	to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

	j)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

	l)	to accompany and participate in the energy planning of the State of Minas Gerais.

VII – To the Director without specific designation:

	a)	to carry out all the acts specifically provided for in the legislation and these Bylaws, and the activities attributed to him or her by the Board of Directors.

§1 –

The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the competency of representation of the Chief Executive Officer, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the company.

§ 2

As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the company.

§ 3

The projects developed by the company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4

It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the company.”;

7)

To change the head paragraph of Clause 21, to improve the drafting and so that the Bylaws may govern deductions from the economic results of the business year, before any allocation of economic results, as follows:

“Clause 21

The following shall be deducted from the result for the business year before any other allocation of economic results: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the shares in economic results to which employees and managers are entitled.”;

8)	To insert new Clauses 25 and 26, as follows, so that the Bylaws may govern the distribution of profits or economic results:

“Clause 25

The employees have the right to a share in the profits or results of the company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 26

It is the competency of the General Meeting of Stockholders to set, annually, the limits for sharing of the managers in the profits of the company, subject to the provisions of the sole sub-paragraph of Clause 190 of Law 6404 of December 15, 1976.”;

9)	To renumber the former Clause 25, to be Clause 27;

10)

To renumber the former Clause 26 to be Clause 28, and to change its drafting, to introduce provision for the possibility of contracting of third party liability insurance for the company’s managers, to the following:

“Clause 28

The company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of these Bylaws.

§ 1	The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2

The Company may contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.”.

.

As can be seen, the purpose of this proposal is to meet the legitimate interests of the stockholders and of the company, and for this reason the Board of Directors hopes that it will be approved by you, the stockholders.

Belo Horizonte, July 26, 2007

Marcio Araujo de Lacerda	Francelino Pereira dos Santos

Chairman	Member

Djalma Bastos de Morais	Maria Estela Kubitschek Lopes

Vice-Chairman	Member

Aécio Ferreira da Cunha	Wilson Nélio Brumer

Member	Member

Alexandre Heringer Lisboa	Wilton de Medeiros Daher

Member	Member

Antônio Adriano Silva

Member

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 – NIRE 31300040127
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on august 23, 2007 at 10 a.m. at the company’s head office, Avenida Barbacena 1200, 18th Floor, Minas Gerais, Brazil, to decide on the following changes in the bylaws:

1-

Insertion of a second Sub-paragraph in Clause 1, to ensure participation by the controlling stockholder, the State of Minas Gerais, in the decisions of the wholly-owned subsidiaries and companies controlled by the company, with the following drafting, the existing Sole paragraph becoming Sub-paragraph 1.

2-	Change in Sub-paragraphs 1, 2, 3, 4 and 5 of Clause 11, and also in Sub-paragraphs 1 and 4 of Clause 12, to improve the drafting and for technical legal reasons.

3-

Change in Clause 17 to define the attributions of the Board of Directors and to provide for the possibility of the Board of Directors delegating to the Executive Board the competency to authorize and sign contracts for the sale of electricity and the provision of distribution and transmission services.

4-	Change in the header of Section II of Chapter IV to “the Executive Board”, to harmonize it with rest of the Bylaws, which always refer to that body by this name.

5-	Change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

6-	Consequent change in the Head Paragraph of Clause 18, as a result of the above-mentioned change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

7-

Change in Paragraphs 3 and 4 of Clause 18 to improve the drafting and to re-define the competency of concession of annual paid leave of the Chief Officers, and to revoke the restriction on payment of time of leave not used.

8-	Change in the Head Paragraph of Clause 19 and its first sub-paragraph to improve the drafting.

9-	Change in Clause 21 to improve the drafting, to adjust the name of the Chief Finance, Holdings and Investor Relations Officer’s Department and to define the attributions of the Executive Board.

10-	Change in Clause 22 to define the attributions of the members of the Executive Board.

11-	Change in Clause 25, for better expression of the attributions of the Audit Board, permitting assumption of the attributions demanded by the Sarbanes-Oxley law.

12-	Change in the head paragraph of Clause 28, for tax optimization.

13-	Change in the head paragraph of Clause 29, to improve the drafting.

14-	Exclusion of paragraphs 1 and 2 of Clause 30, since the preparation of the Long-term Strategic Plan and its content is already included in the attributions of the Board of Directors.

15-

Insertion of new Clauses numbered 32, to ensure sharing by the employees in the companies’ profits or results, and 33, to establish that the General Meeting of Stockholders shall, annually, set limits to the sharing of the Managers in the profits of the company.

16-

Consequent re-numbering of the present Clauses 32 – to be 34; and 33 – to be 35; and their alteration to improve the drafting and to contain provision for the possibility of contracting of third party liability insurance for the Managers.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing, preferably by August 20, 2007, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, July 26, 2007.

Marcio Araújo de Lacerda
Chairman of the Board of Directors

PROPOSAL OF THE BOARD OF DIRECTORS
TO
THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Stockholders:

Whereas –

a)

the office of the Attorney General of the State of Minas Gerais has recommended that the Bylaws should ensure participation by the State in the decisions of the wholly-owned subsidiaries and companies controlled by Cemig, so as to preserve its condition of controlling stockholder, in accordance with the Constitution of the State of Minas Gerais and the current legislation;

b)	there is a need for restructuring of the distribution of competencies between the various management bodies of the company;

c)	there is a need, in particular, for adjustment of the attributions of the Audit Board, to permit it to assume the attributions demanded by the Sarbanes-Oxley Law;

d)

it is convenient that there should be provision in the Bylaws relating to the distribution of profits or results to the employees, and also of profits to the managers, in accordance with the limits to be fixed by the General Meeting of Stockholders to comply with Article 190 of Law 6404 of December 15, 1976, and the rulings of the Brazilian Securities Commission (CVM);

e)

a provision in the Bylaws governing distribution of profits or results is, also, necessary, as a means of tax planning, since it makes possible the deduction of profit shares distributed directly from profit and avoids infringement notices by the Federal Revenue Service, which has happened to the company precisely because of the absence of this provision;

f)	there is a need to introduce a provision for possibility of contracting third party liability insurance for the managers of the company, upon a proposal by its Board of Directors;

g)	there is a need for revision of several provisions of the Bylaws to make them more appropriate in formal and/or legal terms;

– the Board of Directors now proposes to submit to the Extraordinary General Meeting of Stockholders the following changes in the Bylaws:

1)	To insert a second paragraph in Clause 1, with the following drafting, the existing Sole paragraph becoming Sub-paragraph 1:

“Clause 1- ...

§1 -

The activities referred to in this clause may be carried out directly by Cemig or through companies constituted by it or in which it is or may in the future be a majority or minority stockholder, upon decision by the Board of Directors, in accordance with State Laws 828 of 14 December 1951, 8655 of 18 September 1984 and 15290 of 4 August 2004.

§ 2 –

The State of Minas Gerais shall participate in the decisions of the wholly-owned subsidiaries and the companies controlled by the company, so as to preserve its condition of controlling stockholder, under the Constitution of the State of Minas Gerais and the current legislation.”;

2)	To change the first, second, third, fourth and fifth sub-paragraphs of Clause 11, to improve the drafting and for technical legal reasons, to the following

“Clause 11- ...

§ 1 -

The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the following exceptions: only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer’s Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer’s Department.

§ 2 -

The Board of Directors and the Executive Board, in the management of the company, and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. and the other wholly-owned subsidiaries, and companies controlled by the company or affiliated companies or consortia in which they have direct or indirect holdings, shall obey the provisions of the company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§ 3 –

The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 5 below.

§ 4 -

The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its wholly-owned subsidiaries, companies that it controls, affiliated companies, and the consortia in which it directly or indirectly participates, including the company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§ 5 -

In the administration of the company and the exercise of the right to vote in wholly-owned subsidiaries, companies that Cemig controls, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

	a)	to keep the company’s consolidated indebtedness equal to or less than 2 (two) times the company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

	b)	to keep the consolidated ratio (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c)

to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization)

d)

to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)

to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations; and

f)

to maintain the expenses of the subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews; and

	g)	to maintain the revenues of the subsidiary Cemig Distribuição S.A. and those of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews. ...”;

	3)	To improve the drafting of the second and fourth sub-paragraphs of Clause 12, to the following:

“Clause 12-

§ 2

The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force. (...)

§ 4

The Boards of Directors of the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be composed of the members or substitute members elected to the Board of Directors of the company.

4)	To change the drafting of Clause 17 to the following:

Clause 17: The Board of Directors shall have the following attributions:

a)	to fix the general orientation of the company’s business;

b)	to elect or dismiss the Executive Officers of the company, subject to these bylaws;

c)

to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)

to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)

to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, which individually or jointly amount to R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, companies that Cemig controls, affiliated companies and the consortia in which it participates;

f)	to call the General Meeting of Stockholders;

g)

to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)	to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

i)	to choose, annually, and to dismiss, the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)

to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from or non- requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)

to authorize, upon a proposal by the Executive Officers, the initiation of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$ 5,000,000.00 (five million Reais);

	m)	to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

	n)	to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget and any alterations and revisions thereof.

o)

to set the governing guidelines and establish the limits, including financial limits, for expenditure on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders, and in obedience to the Annual Budget approved;

p)

to authorize the exercise of the right of preference or rights under a stockholders’ agreement or of voting in wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which Cemig participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency for deciding on these matters will be that of the General Meeting of Stockholders.

§ 1

The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services to the Executive Board, in accordance with the legislation.

5)	To change the name of Section II of Chapter IV to “the Executive Board”, to bring it into harmony with the provisions of the Bylaws, which always refer to that body in this way;

6)

To change the name of the Chief Finance, Holdings and Investor Relations Officers’ Department to the Department of the Chief Officer for Finance, Investor Relations and Control of Holdings, consequently changing the drafting of the head paragraph of Clause 18 to the following:

Clause 18-: The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations and Control of Holdings; a Chief Corporate Management Officer, a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; and a Chief New Business Development Officer.”;

7)

To change sub-paragraphs 3 and 4 of Clause 18, to improve the drafting and to establish that the annual paid leave of the Chief Officers shall be granted to them by the Chief Executive Officer, whose own leave shall be granted by the Board of Directors, and, also, to revoke the restriction on payment of annual paid leave not taken, to the following drafting:

Clause 18

§ 3

The Executive Officers shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the company. They may at the same time hold and exercise non-remunerated positions in the management of the company’s wholly-owned subsidiaries, companies controlled by Cemig, and affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§ 4

Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated into the subsequent year, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect, which shall be granted to them by the Chief Executive Officer, whose own leave shall be granted by the Board of Directors.”;

8)	To change the head paragraph and Sub-paragraph 1 of Clause 19 to improve the drafting, to the following:

Clause 19: In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave may last, and, in the event of vacancy, or of prevention from being able to exercise the function, until the post is filled by the Board of Directors.

§ 1

In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, until the post is filled by the Board of Directors, or for as long as the absence or leave lasts, and in the case of vacancy, impediment or resignation, until the post is filled by the Board of Directors. ”;

9)	To change Clause 21 to improve the drafting and to define the competencies of the Executive Board, to the following:

Clause 21: The Executive Board is responsible for the current management of the company’s business, subject to the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1

The company’s Multi-year Strategic Implementation Plan shall reflect the company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

	a)	the company’s strategies and actions, including any project related to its objects;

b)	the new investments and business opportunities, including those of the company’s wholly-owned subsidiaries and affiliates, and of the consortia in which it participates;

c)	the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)	the rates of return and profits to be obtained or generated by the company.

§ 2

The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3

The company’s Multi-year Strategic Plan and the Annual Budget shall be prepared based on the company’s Long-Term Strategic Plan and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4	The following decisions shall require a vote by the Executive Board:

a)	approval of the plan of organization of the company and issuance of the corresponding rules and any changes to them;

b)

approval of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it and its submission to the Board of Directors;

c)	approval and submission to the Board of Directors of the Annual Budget, which shall reflect the Multi-year Strategic Implementation Plan at that time in effect, and revisions to it;

d)

decision on rescheduling or rearrangement of investments or expenses specified in the Annual Budget which individually or jointly amount, in a single business year, to less than R$ 5,000,000.00 (five million Reais), with consequent re-adjustment of the targets approved, subject to the Multi-year Strategic Implementation Plan and the Annual Budget;

e)

approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)

authorization of the company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of Cemig, based on the annual budget approved, which individually or in aggregate have values less than

R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which it participates, subject to the provision of sub-clause “p” of sub-item IV of Clause 22;

g)

approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the casting of votes in the General Meetings of Stockholders and in the meetings of the Boards of Directors of the wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which the company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency for decision on these matters will be that of the General Meeting of Stockholders, and the decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)

authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)	authorization to file legal actions and administrative proceedings, and to enter into Court and extra-judicial settlements, for amounts less than R$ 5,000,000.00 (five million Reais); and

j)	authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)	approval of the nominations of employees to hold management posts in the company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

m)

authorization of expenditure on personnel expenses and collective work agreements, after authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and the limits approved by the Board of Directors and the Annual Budget approved.

§ 5

Actions necessary for the regular functioning of the company, agreement of contracts and other legal transactions shall be taken by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6

Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

10)	To change Clause 22, for definition of the attributions of the Chief Officers, to the following:

Clause 22: Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

a)	to oversee and direct the work of the company;

b)	to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)	to represent the company in the Courts, actively and passively;

d)	to sign, jointly with one of the Executive Officers, documents which bind the company;

e)	to present the annual report of the company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

f)	to hire and dismiss the company’s personnel;

g)

to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the company’s Ombudsman.

h)	to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, the nominations for posts of Superintendent of the company;

i)

to propose the appointments to management positions and the Audit Boards of the wholly-owned subsidiaries, companies controlled by Cemig, and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social), after hearing the position of the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of paragraph 4 of Clause 12 and the third sub-paragraph of Clause 18 of these Bylaws prevail .

II – To the Executive Vice-Chairman:

a)	to substitute the Chief Executive Officer when he is absent, on leave, temporarily impeded, or has resigned or the position is vacant;

b)	to work for improvement of the company’s social responsibility and sustainability policies;

c)	to set the policies and guidelines for the sustainability, and social responsibility, the environment, technological development, alternative energy sources and technical standardization;

d)	to co-ordinate the company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

e)	to coordinate and put in place the maintenance of the company’s quality control systems;

f)	to promote the implementation of programs for the company’s technological development;

g)	to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III - To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)

to provide the financial resources necessary for the operation and expansion of the company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financings, and the related services;

b)	to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)	to arrange for economic and financial valuation of the company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)	to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)	to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)	to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Plan;

g)	to prepare short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Plan and Annual Budget;

h)	to control the company’s registered capital, decide policy for its shares, and for corporate governance, and to suggest dividend policy;

i)	to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, with the National Electricity Agency, Aneel;

j)

to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)	to represent the company to the CVM , the stock exchanges and other entities of the capital markets;

m)

to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)

to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the company participates;

o)	to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)

to coordinate the processes of sale of stockholdings owned by the company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV- To the Chief Corporate Management Officer:

a)	to ensure the provision of appropriate personnel to the company;

b)	to decide the company’s human resources policy and to orient and promote its application;

c)	to orient and conduct activities related to organizational studies and their documentation;

d)	to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)	to project, put in place and maintain the company’s telecommunications and information technology systems;

f)	to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)	to provide the company with infrastructure and administrative support resources and services;

h)	to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)

to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)	to manage the process of contracting of works and services for acquisition and disposal of materials and real estate property;

l)	to effect quality control of the material acquired and of the qualification of contracted service providers;

m)	to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)

to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)	to conduct corporate management programs and environmental actions within the ambit of this Chief Officer’s Department;

p)

to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)

to propose to the Chief Executive Officer, for submission to the Executive board for approval, from among the employees of the company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)

to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, the appointments of employees to the Union Negotiation Committee, and also the designation of their Coordinator;

s)

to present to the Executive Board the evaluations arising from the leadership succession development program implanted by the company, to provide support for the decisions of the Executive Board on the appointments of employees for management positions.

V- To the Chief Distribution and Sales Officer:

a)	to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution systems;

b)	to prepare the planning of the company’s distribution system;

c)	to manage the implementation of the distribution facilities, including preparation and execution of the project, construction and assembly;

d)	to operate and maintain the electricity distribution system and the associated supervision and remote control systems;

e)	to manage the company’s Work Safety Policy in the ambit of its activities;

f)	to formulate and implement the policies for serving the consumer served by this Department;

g)	to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)	to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)	to represent the company in the Brazilian Electricity Distributors’ Association (Abinee) and with other entities of the distribution sector;

l)	to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)

to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI – To the Chief Energy Generation and Transmission Officer:

a)	to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)	to prepare the planning of generation and transmission;

c)	to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)	to develop and conduct hydro-meteorological activities of interest to the company;

f)	to manage the operations arising from the interlinking of the company’s electricity transmission system with those of other companies, and also the connection of agents to the company’s basic network;

g)

to represent the company in relations with the National System Operator (ONS), the Brazilian Association of Electricity Generators (Abragee), and the other entities representing the electricity generation and transmission sectors;

h)	to manage the company’s central laboratories and workshops;

i)	to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and deactivation of the generation and transmission facilities;

j)	to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the company’s transmission system;

l)	to ensure the physical security of the generation and transmission facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)	to manage the company’s Work Safety Policy in the ambit of its activities;

n)

to manage the implementation of expansion undertakings in generation, transmission and co-generation, arranging the planning, construction and assembly, and ensuring the physical and financial performance of these undertakings;

o)

to provide technical support to the negotiations for making possible the undertakings for expansion of generation, transmission and co-generation, and to participate in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VII – To the Chief Trading Officer:

a)	to carry out research, studies and projections of interest to the company;

b)	to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of electricity coming from the company’s own sources;

c)	to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)	to coordinate the provision of services of intermediation of business related to the sale of electricity to any authorized agent;

e)

to represent the company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the company in relations with the other entities trading electricity;

f)	to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)

to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

h)	to identify, measure and manage the risks association with the trading of electricity;

i)	to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)	to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of the Distribution System to the transmission companies;

l)	to manage the trading, in coordination with the Chief New Business Development Officer, of the company’s carbon credits.

VIII – To the Chief New Business Development Officer:

a)

to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)

to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)

to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)	to coordinate the participation of the company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)	to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)	to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

g)	to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)	to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

i)	to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)	to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

l)	to accompany and participate in the energy planning of the State of Minas Gerais.

§1 –

The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the competency of representation of the Chief Executive Officer, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the company.

§ 2

As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the company.

§ 3

The projects developed by the company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4

It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the company.”;

11)	To change Clause 25, to adjust the attributions of the Audit Board, permitting assumption of the attributions required by the Sarbanes-Oxley Law, as follows:

“Clause 25 – The Audit Board has the attributions and competencies specified by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the company’s shares are listed and traded, in accordance with their regulations.”;

12)	To change the head paragraph of Clause 28, so that the Bylaws may govern distribution of profits or economic results to the employees and of profits to the managers, as follows:

“Clause 28 – The following shall be deducted from the result for the business year before any other allocation of economic results: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the shares in economic results to which employees and managers are entitled.”;

13)	To change the head paragraph and sub-paragraph 1 of Clause 29, to improve the drafting, as follows: Clause 29: The dividends shall be distributed in the following order:

a) The annual minimum dividend guaranteed to the preferred shares;

b) The dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

14)

To exclude Sub-paragraphs 1 and 2 of Clause 30, which refer respectively to the competency of the Board of Directors to approve the Plan and to the Plan’s content, since these repeat what is already stated in other provisions of the Bylaws (respectively: Clause 17, “n”; and Clause 11, Sub-paragraphs 2 and 4);

15)	To insert new Clauses 32 and 33, as follows:

“Clause 32: The employees have the right to a share in the profits or results of the company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33 – It is the competency of the General Meeting of Stockholders to set, annually, the limits for sharing of the managers in the profits of the company, subject to the provisions of the sole sub-paragraph of Clause 190 of Law 6404 of December 15, 1976.”;

16)	To renumber the former Clause 32, to be Clause 34;

17)

To renumber the former Clause 33 to be Clause 35, and to change its drafting, to introduce provision for the possibility of contracting of third party liability insurance for the company’s managers, to the following drafting:

“Clause 35 – The company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of these Bylaws.

§ 1	The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2

The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3 -

Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the company all the costs, expenses and losses caused to it.”.

As can be seen, the purpose of this proposal is to meet the legitimate interests of the stockholders and of the company, and for this reason the Board of Directors hopes that it will be approved you, the stockholders.

Belo Horizonte, July 26, 2007

Marcio Araujo de Lacerda	Francelino Pereira dos Santos

Chairman	Member

Djalma Bastos de Morais	Maria Estela Kubitschek Lopes

Vice-Chairman	Member

Aécio Ferreira da Cunha	Wilson Nélio Brumer

Member	Member

Alexandre Heringer Lisboa	Wilton de Medeiros Daher

Member	Member

Antônio Adriano Silva

Member

CEMIG DISTRIBUIÇÃO S.A.
CNPJ 06.981.180/0001-16 – NIRE 31300020568
LISTED COMPANY
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on August 23, 2007 at 1 p.m. at Avenida Barbacena 1200, 17th Floor, A1 Wing, Minas Gerais, Brazil, to decide on the following changes in the bylaws:

1-              Change in Clause 12 to define the attributions of the Board of Directors and to provide for the possibility of the Board of Directors delegating to the Executive Board the competency to authorize and sign contracts for the sale of electricity and the provision of distribution services.

2-              Change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

3-              Consequent change in the Head Paragraph of Clause 18, as a result of the above-mentioned change.

4-              Change in the Head Paragraph of Clause 14 and its first sub-paragraph to improve the drafting.

5-              Change in Sub-paragraphs 1, 2, 3, and 4 of Clause 16 to adjust the name of the Chief Finance, Holdings and Investor Relations Officer’s Department and to define the attributions of the Executive Board.

6-              Change in Clause 17 to define the attributions of the members of the Executive Board.

7-              Change in Clause 21 for tax optimization and to improve the drafting.

8-              Insertion of new Clauses numbered 25, to ensure sharing by the employees in the company’s profits or economic results, and 26, to establish that the General Meeting of Stockholders shall, annually, set limits to the sharing of the Managers in the profits of the company.

9-              Consequent re-numbering of the present Clauses 25 – to be 27; and 26 – to be 28; and their alteration to improve their drafting and to contain provision for the possibility of contracting of third party liability insurance for the Managers.

Belo Horizonte, July 26, 2007.

Marcio Araújo de Lacerda
Chairman of the Board of Directors

PROPOSAL OF THE BOARD OF DIRECTORS

TO

THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To the Stockholder CEMIG DISTRIBUIÇÃO S/A

Whereas –

b)             there is a need for restructuring of the distribution of competencies between the various management bodies of the company;

d)             it is convenient that there should be provision in the Bylaws relating to the distribution of profits or results to the employees, and also of profits to the managers, in accordance with the limits to be fixed by the General Meeting of Stockholders to comply with Article 190 of Law 6404 of December 15, 1976, and the rulings of the Brazilian Securities Commission (CVM);

e)              a provision in the Bylaws governing distribution of profits or results is, also, necessary, as a means of tax planning, since it makes possible the deduction of profit shares distributed directly from profit and avoids infringement notices by the Federal Revenue Service, which has happened to the company precisely because of the absence of this provision;

f)                there is a need to introduce a provision for possibility of contracting third party liability insurance for the managers of the company, upon a proposal by its Board of Directors;

g)             there is a need for revision of several provisions of the Bylaws to make them more appropriate in formal and/or legal terms;

– the Board of Directors now proposes to submit to the Extraordinary General Meeting of Stockholders the following changes in the Bylaws:

1)                                      To change the drafting of Clause 12, to define the attributions of the Board of Directors, to the following:

Clause 12:          The Board of Directors shall have the following attributions, as well as other matters required of it by law:

a)                              to fix the general orientation of the company’s business;

b)                             to elect or dismiss the Executive Officers of the company, subject to these bylaws;

c)                              to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)                             to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)                              to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, which individually or jointly amount to R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, companies that Cemig controls, affiliated companies and the consortia in which it participates;

f)                                to call the General Meeting of Stockholders;

g)                             to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)                             to give a prior opinion on the report of management and the accounts of the Executive Board of the company;

i)                                 to choose and to dismiss the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                                 to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                                 to authorize, upon a proposal by the Executive Officers, the initiation of legal actions and administrative proceedings, and making of Court and extrajudicial settlements, when the amount is greater than or equal to R$ 5,000,000.00 (five million Reais);

m)                           to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

n)                             to approve the company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget and any alterations and revisions thereof.

o)                             to set the governing guidelines and establish the limits, including financial limits, for expenditure on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders, and in obedience to the Annual Budget approved;

p)                             to authorize the exercise of the right of preference or rights under a stockholders’ agreement or of voting in wholly-owned subsidiaries, companies controlled by the company, affiliated companies and the consortia in which the company participates.

§ 1                                The company’s Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company, and its dividend policy, on which shall be based the plans, forecasts, activities, strategies, capital expenditure and expenses to be incorporated in the Multi-year Strategic Implementation Plan and Annual Budget prepared and approved in accordance with these Bylaws.

§ 2                                The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution services to the Executive Board, in accordance with the legislation.

2)                                      To change the name of the Chief Finance, Holdings and Investor Relations Officers’ Department to the Department of the Chief Officer for Finance, Investor Relations and Control of Holdings, consequently changing the drafting of the head paragraph of Clause 13 to the following:

Clause 13-:  The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, resident in Brazil, namely: the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations and Control of Holdings; a Chief Corporate Management Officer, a Chief Distribution and Sales Officer; a Chief Trading Officer; a Chief New Business Development Officer; and one director without specific designation; all of whom shall be elected and may be dismissed at any time by the General Meeting of the Sole Stockholder – Cemig – with period of office of 3 (three) years. Their period of office in management shall continue until the new directors elected are sworn in.”;

3)                                      To change the head paragraph and Sub-paragraph 1 of Clause 14 to improve the drafting, to the following:

Clause 14: In the event of absence, leave, resignation, or vacancy of the post, of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave may last, and, in the event of vacancy, or of prevention from being able to exercise the function, until the post is filled by the Board of Directors.

§ 1                                In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, until the post is filled by the Board of Directors, or for as long as the absence or leave lasts, and in the case of vacancy, impediment or resignation, until the post is filled by the Board of Directors. …”;

4)                                      To change Sub-paragraphs 1, 2, 3, and 4 of Clause 16 to improve the drafting and to establish the attributions of the Executive Board, to the following:

“Clause 16 - …

§ 1                                The company’s Multi-year Strategic Implementation Plan shall contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)              the company’s strategies and actions, including any project related to its objects;

b)             the new investments and business opportunities, including those of the company’s wholly-owned subsidiaries, companies that the company controls, and affiliated companies, and of the consortia in which it participates;

c)              the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)             the rates of return and profits to be obtained or generated by the company.

§ 2                                The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                                The company’s Multi-year Strategic Plan and the Annual Budget shall be prepared based on the company’s Long-Term Strategic Plan and updated annually, by the end of each business year, to be in effect in the following business year, based on the company’s Long-term Strategic Plan, under the coordination of the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4                                   The following decisions shall require a vote by the Executive Board:

a)              approval of the plan of organization of the company and issuance of and changes to the corresponding rules;

b)             approval of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it and its submission to the Board of Directors;

c)              approval and submission to the Board of Directors of the Annual Budget, which shall reflect the Multi-year Strategic Implementation Plan at that time in effect, and revisions to it;

d)             decision on rescheduling or rearrangement of investments or expenses specified in the Annual Budget which individually or jointly amount, in a single business year, to less than R$ 5,000,000.00 (five million Reais), with consequent re-adjustment of the targets approved, subject to the Multi-year Strategic Implementation Plan and the Annual Budget as approved;

e)              approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                authorization of the company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of Cemig, based on the annual budget approved, which individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which it participates, subject to the provision of sub-clause “p” of sub-item IV of Clause 17;

g)             approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the casting of votes in the General Meetings of Stockholders and in the meetings of the Boards of Directors of the wholly-owned subsidiaries, companies controlled by Cemig, affiliated companies and the consortia in which the company participates, and the decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)             authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                 authorization to file legal actions and administrative proceedings, and to enter into Court and extra-judicial settlements, for amounts less than R$ 5,000,000.00 (five million Reais); and

j)                 authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)                 approval of the nominations of employees to hold management posts in the company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

m)           authorization of expenditure on personnel expenses and collective work agreements, after authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and the limits approved by the Board of Directors and the Annual Budget approved.”;

5)                                      To change Clause 17, to establish the attributions of the Chief Officers, to the following:

Clause 17:               Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

a)              to oversee and direct the work of the company;

b)             to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)              to represent the company in the Courts, actively and passively;

d)             to sign, jointly with one of the Executive Officers, documents which bind the company;

e)              to present the annual report of the company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

f)                to hire and dismiss the company’s personnel;

g)             to manage and direct the activities of Internal Audits, Institutional Relationships, legal, communication and representation activities, and the function of the company’s Ombudsman and the General Secretariat.

h)             to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, the nominations for management posts in the company;

i)                 to propose the appointments to management positions and the Audit Boards of the wholly-owned subsidiaries, companies controlled by Cemig, and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social), after hearing the position of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II – To the Executive Vice-Chairman:

a)              to substitute the Chief Executive Officer when he is absent, on leave, temporarily impeded, or has resigned or the position is vacant;

b)             to propose improvements in the company’s social responsibility and sustainability policies and directive guidelines;

c)              to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)             to co-ordinate the company’s strategy for operations in relation to the environment, technological processes and the strategic management of technology;

e)              to coordinate and put in place the maintenance of the company’s quality control systems;

f)                to arrange implementation of programs for the company’s technological development;

g)             to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III - To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)              to provide the financial resources necessary for the operation and expansion of the company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financings, and the related services;

b)             to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)              to arrange for economic and financial valuation of the company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)             to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)              to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)                to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Plan;

g)             to prepare short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Plan and Annual Budget;

h)             to control the company’s registered capital, decide policy for its shares, and for corporate governance, and to suggest dividend policy;

i)                 to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                 to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated;

l)                 to represent the company to the CVM, the stock exchanges and other entities of the capital markets;

m)           to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)             to propose to the Executive Board, for approval or submission to the Board of Directors, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the company participates;

o)             to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)             to coordinate the processes of sale of stockholdings owned by the company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV- To the Chief Corporate Management Officer:

a)              to ensure the provision of appropriate personnel to the company;

b)             to decide the company’s human resources policy and to orient and promote its application;

c)              to orient and conduct activities related to organizational studies and their documentation;

d)             to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)              to project, put in place and maintain the company’s telecommunications and information technology systems;

f)                to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)             to provide the company with infrastructure and administrative support resources and services;

h)             to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)                 to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                 to manage the process of contracting of works and services for acquisition and disposal of materials and real estate property;

l)                 to effect quality control of the material acquired and of the qualification of contracted service providers;

m)           to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)             to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)             to conduct corporate management programs and environmental actions within the scope of this Chief Officer’s Department;

p)             to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)             to propose to the Chief Executive Officer, for submission to the Executive board for approval, from among the employees of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company and the other companies involved in the negotiations, the appointments of employees to the Union Negotiation Committee, and also the designation of their Coordinator;

s)              to present to the Executive Board the evaluations arising from the leadership succession development program implanted by the company, to provide support for the decisions of the Executive Board on the appointments of employees for management positions.

V- To the Chief Distribution and Sales Officer:

a)              to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution systems;

b)             to prepare the planning of the company’s distribution system;

c)              to manage the implementation of the distribution facilities, including preparation and execution of the project, construction and assembly;

d)             to operate and maintain the electricity distribution system and the associated supervision and remote control systems;

e)              to manage the company’s Work Safety Policy in the ambit of its activities;

f)                to formulate and implement the policies for serving the consumer served by this Department;

g)             to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)             to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                 to represent the company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)                 to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)           to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI – To the Chief Trading Officer:

a)              to carry out research, studies and projections of interest to the company;

b)             to coordinate the planning and execution of the purchase of electricity to serve the company’s market;

c)              to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)             to represent the company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the company in relations with the other entities trading electricity;

e)              to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

f)                to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

g)             to identify, measure and manage the risks association with the trading of electricity;

h)             to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                 to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS), and for connection of the Distribution System with the transmission companies;

l)                 to manage the trading, in coordination with the Chief New Business Development Officer, of the company’s carbon credits.

VII – To the Chief New Business Development Officer:

a)              to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)             to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)              to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)             to coordinate the participation of the company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)              to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

g)             to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)             to consolidate the company’s  Program of Capital Investment in generation, transmission and distribution;

i)                 to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

l)                 to accompany and participate in the energy planning of the State of Minas Gerais.

VII – To the Director without specific designation:

a)              to carry out all the acts specifically provided for in the legislation and these Bylaws, and the activities attributed to him or her by the Board of Directors.

§1 –                         The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the competency of representation of the Chief Executive Officer, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the company.

§ 2                                As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the company.

§ 3                                The projects developed by the company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4                                It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the company.”;

6)                                      To change the head paragraph of Clause 21, to improve the drafting and so that the Bylaws may govern deductions from the economic results of the business year, before any allocation of economic results, as follows:

“Clause 21    The following shall be deducted from the result for the business year before any other allocation of economic results: retained losses, the provision for income tax,

the Social Contribution on Net Profit and, successively, the shares in economic results to which employees and managers are entitled.”;

§ 1                                Allocation of the net profit ascertained in each business year shall be as follows:

a)              5% (five percent) for the legal reserve, up to the limit specified by law;

b)             at least 50% (fifty percent) distributed as obligatory dividends to the sole stockholder – Cemig, subject to the other terms of these bylaws and the applicable legislation; and

c)              the balance, after the retention of amounts specified in a capital expenditure and/or investment budget prepared, in obedience to the company’s Strategic Guidelines Plan and approved by the Board of Directors of the Sole  Stockholder – Cemig, shall be distributed to the Sole Stockholder – Cemig as dividends and/or Interest on Equity, subject to the availability of free cash.”;

7)                                      To insert new Clauses 25 and 26, as follows, so that the Bylaws may govern the distribution of profits or economic results:

“Clause 25    The employees have the right to a share in the profits or results of the company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 26      It is the competency of the General Meeting of Stockholders to set, annually, the limits for sharing of the managers in the profits of the company, subject to the provisions of the sole sub-paragraph of Clause 190 of Law 6404 of December 15, 1976.”;

8)                                      To renumber the former Clause 25, to be Clause 27;

9)                                      To renumber the former Clause 26 to be Clause 28, and to change its drafting, to introduce provision for the possibility of contracting of third party liability insurance for the company’s managers, to the following:

“Clause 28    The company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of these Bylaws.

§ 1                                The guarantee given in the head paragraph of this Clause extends to employees who legally carryout actions by delegation from the company’s management officers.

§ 2                                The Company may contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.”

§ 3                                Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the company all the costs, expenses and losses caused to it.”.

As can be seen, the purpose of this proposal is to meet the legitimate interests of the stockholders and of the company, and for this reason the Board of Directors hopes that it will be approved by you, the stockholders.

Belo Horizonte, July 26, 2007

Márcio Araujo de Lacerda	Francelino Pereira dos Santos
Chairman	Member

Djalma Bastos de Morais	Maria Estela Kubitschek Lopes
Vice-Chairman	Member

Aécio Ferreira da Cunha	Wilson Nélio Brumer
Member	Member

Alexandre Heringer Lisboa	Wilton de Medeiros Daher
Member	Member

Antônio Adriano Silva
Member

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Calendar of Corporate Events - 2007

Information About the Company

Name:	Companhia Energética de Minas Gerais –
CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo
Agostinho
30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations	Name: Luiz Fernando Rolla
Director	E-mail: lrolla@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832
Newspapers and other publications where	Minas Gerais – in Belo Horizonte/MG
corporate acts are published	O Tempo – in Belo Horizonte/MG
Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2006.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/05/2007
Availability to shareholders	03/05/2007
Publication	04/23/2007

Standard Balance Sheets for year ending on 12/31/2006

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/03/2007

Annual Information for year ending on 12/31/2006

Event	Date
Submission to the São Paulo Stock Exchange	05/25/2007

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
for First Quarter	05/09/2007
for Second Quarter	08/09/2007
for Third Quarter	11/12/2007

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal	04/10/2007
Publication of the Public Announcement of AGM	04/11/2007
Annual General Shareholders’ Meeting date	04/26/2007
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/26/2007
Submission of the minutes of the AGM to the São Paulo Stock Exchange	04/26/2007

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal	06/04/2007
Publication of the Public Announcement of EGS	06/05/2007
General Shareholders’ Meeting date	06/22/2007
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	06/22/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/22/2007

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal	08/02/2007
Publication of the Public Announcement of EGS	08/03/2007
General Shareholders’ Meeting date	08/23/2007
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	08/23/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/23/2007

Public Meeting with Analysts

Event	Dates/Locations
Vídeo Webcast	03/08/2007	Belo Horizonte – MG
Public meeting with analysts, open to other interested parties	03/09/2007 08:00 a.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties	03/13/2007 08:00 a.m.	APIMEC, Rio de Janeiro - RJ

Public meeting with analysts, open to other interested parties	03/13/2007 16:00 p.m.	APIMEC – São Paulo – SP
Public meeting with analysts, open to other interested parties	04/10/2007 08:30 a.m.	APIMEC – Brasília – DF
Public meeting with analysts, open to other interested parties	04/10/2007 06:00 p.m.	APIMEC – Fortaleza – CE
XII Public Meeting with analysts - APIMEC	From 05/10/2007 to 05/12/2007	Tiradentes – MG
Vídeo Webcast - Second Quarter 2007 Results	08/14/2007	Belo Horizonte – MG
Public meeting with analysts, open to other interested parties	08/17/2007	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties	08/22/2007	APIMEC – São Paulo – SP
Public meeting with analysts, open to other interested parties	08/23/2007	APIMEC – Brasília – DF
Public meeting with analysts, open to other interested parties	08/24/2007	APIMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties	08/30/2007	APIMEC, Porto Alegre- RS
Public meeting with analysts, open to other interested parties	08/31/2007	APIMEC, Florianópolis- SC

Corporate action: cash payments to stockholders from allocation of net profit for the business year ending 31/12/2006

			Amount,	Amount,
Cash	Date of		common stock	preferred	Amount,	Start of
benefits	decision	Event	(R$)	stock (R$)	R$ million	payment	Remarks
Interest On Equity	04/27/2006	Meeting of Board of Directors	1,043078154	1,043078154	169		- Payment in two installments: 1st by 6/29/07 and 2nd installment by 12/30/07.
Dividend	04/26/2007	AGM	2,943786152	2,943786152	715,7		- Payment in two installments: 1st by 6/29/07 .and 2nd installment by 12/30/07
Dividend	04/26/2007	AGM	2,044198824	2,044198824	497		- Payment in two installments: 1st by 6/29/07 and 2nd installment by 12/30/07.

Meeting of the Board of Directors

Subject	Date
401[a] Board of Directors Meeting date	01/09/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/09/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	01/17/2007

Agenda

Constitution of the Executive Board, as from January 9, 2007:

1. Director-President and Director Vice-President:	Djalma Bastos de Morais;

2. Chief Generation and Transmission Officer:	Fernando Henrique Shuffner Neto

3. Chief Planning, Projects and Construction Officer:	José Carlos de Mattos

4. Chief Distribution and Sales Officer:	José Maria de Macedo

5. Chief Financial and Investor Relations Officer:	Luiz Fernando Rolla

6. Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha

The members of the Board requested the Executive Officers to begin the formal process for creation of a Sales Manager’s Department to be headed by Mr. Bernardo Afonso Salomão de Alvarenga.

Meeting of the Board of Directors

Subject	Date
402[a] Board of Directors Meeting date	01/23/2007
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/23/2007
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/28/2007

Agenda

1.  Signing of a technical–scientific operational agreement with the Minas Gerais State Council for Children’s and Adolescent’s Rights for passthrough to that Council of an amount arising from the donations to the Infancy and Adolescence Funds (FIAs), by the employees of Cemig, Cemig D and Cemig GT.

2.   Contracting of a stockholders’ service.

Companhia Energética de Minas Gerais - Cemig
Listed company - CNPJ 17.155.730/0001-64 NET INCOME FOR FIRST HALF 2007: R$ 922 MILLION  Belo Horizonte, Brasil, August 14, 2007: — Leading Brazilian Electricity Utility Cemig (BOV CMIG4, CMIG3; NYSE CIG, CIG.C; Latibex: XCMIG) today announces first half 2007 group net income of R$ 922 million — R$ 1.90 per share. EARNINGS RELEASE FIRST HALF 2007

CEMIG
A Melhor Energia do Brasil.

Board Chairman Marcio Araújo de Lacerda said that "in the first half of 2007 we continued to grow, boosted by the strong expansion of the economy of the state of Minas Gerais, and by our acquisitions. The number of our consumers rose to over 10 million, in almost all the regions of Brazil. As a result of our interaction with the Ministry of Mines and Energy we obtained confirmation of renewal, for 20 more years, of the concessions for 9 hydroelectric plants, totaling generation capacity of 1,735 MW. Furthermore, as result of our commitment with our costumers, our distribution subsidiary, Cemig Distribuição, was given the Aneel Consumer Satisfaction Index Award for 2006 – the third time we have won this recognition – after a survey of more than 19,000 consumers of 64 electricity distribution concessions holders. We are, therefore, meeting the targets of our Strategic Plan – continuous growth with addition of value not only for our shareholders but also for our consumers and the community we serve."

CEO Djalma Bastos de Morais said: "Constant and sustainable growth is our commitment. In the first half of 2007 we celebrated the startup of the Capim Branco II plant, adding 44MW to our generating capacity, and also started operation of two new transmission lines – from Itutinga to Juiz de Fora and from Irapé to Araçuaí, operating at 345kV and 230kV, respectively. These two lines add 49 kilometers to our transmission system and 55MVA to our transformation capacity. Through the Minas Small Hydro Plant Program, we are building 6 plants with aggregate capacity of 91MW. In partnership with Neoenergia and Furnas, we have started construction of the 140MW Baguari hydro plant. At the same time as we invest and grow, we do not cease to be concerned with the sustainability of our business. Our programs for energy efficiency and conservation, and our participation in projects for the use of gas, solar energy and small-scale hydroelectric plants, help to reduce the greenhouse effect. According to a survey by the electricity Distributors' Association, Abradee, 90% of our consumers recognize that Cemig is a company concerned with the environment."

Luiz Fernando Rolla, Chief Officer for Finance, Holdings and Investor Relations, said: "our Ebitda in the first half was R$ 1.9 billion, boosted by our operational efficiency, and our management oriented toward creation of value for stockholders. The acquisitions we made in 2006 already contribute almost 13% to our consolidated net profit. The fact that we invest with rigorous minimum criteria for attractiveness of the investment, and compliance with the covenants compromised in our bylaw, results in continuous

2
CEMIG A Melhor Energia do Brasil. CIG.C NYSE CIG NYSE Latibex Dow Jones Sustainability Indexes ISE

improvement of our ratings — which further reduces our cost of funding. Balancing investments and capital expenditure, continuously seeking operational and financial excellence, and maintaining our firm long-term objectives, we ensure growing profits for our stockholders.

(All figures below are expressed in thousands of Reais unless otherwise stated.)

Cemig in first half 2007 — highlights

Cash flow 53% higher year-on-year, at R$ 1.9 billion.

Acquisitions now provide almost 15% of the consolidated result.

Net sales revenue 24% higher than in first half 2006.

Startup of the Capim Branco II plant (44 MW);

Startup of Itutinga-Juiz de Fora (345kV) and Irapé-Araçuaí (230kV) transmission lines;

Summary of results

  First half 2007  First half 2006  Change, %

Energy sold, GWh*  21,739,509  19,328,243  12.28

Gross revenue  7,625,082  6,069,635  25.62

Net revenue  4,902,963  3,952,880  24.03

Ebitda  1,904,999  1,244,881  53.03

Net income  921,629  665,077  38.57

Profit per share, R$ 1.90  1.36  38.57

Number of consumers*  10,198,676  6,100,902  67.16

*Includes Light

•          Share price performance

SAO PAULO STOCK EXCHANGE (BOVESPA)                    NYSE

Ticker                    1H 07                    2006                    Ticker                    1H 07                    2006

CMIG 3                    47.15%          29.0          %          CIG                    30.93%          30.8%

CMIG 4                    24.44%          22.5          %          CIG.C*                    7.25%          —

IBOV                    19.85%          32.9          %          DJIA                    7.59%          16.3%

IEE                    26.26%          40.8%

* ADRs representing Cemig’s common shares started trading on the New York Stock Exchange in June, 2007

•          Net income

Cemig reported consolidated net income of R$ 921,629 millions for the first half of 2007, which compares with consolidated net income of R$ 665,077 in the first half of 2006 — an increase of 38.57%. This result mainly reflected gross revenue from retail supply of electricity 29.92% higher, partially offset by a 12.71% increase in operational costs and expenses.

This table shows each company’s contribution to consolidated net income in first half 2007 and first half 2006:

                    1H 07%                    1H 06%

CEMIG — parent company                    (96,005)          (10.42)          (38,860)          (5.84)

Cemig Distribuição S.A.                    435,638                    47.27                    343,905                    51.71

Cemig Geração e Transmissão S.A.                    382,145                    41.46                    292,650                    44.00

Rio Minas Energia.                    103,205                    11.20                    —                    —

Gasmig                    22,562                    2.45                    17,299                    2.60

ETPE, ENTE, ERTE, EATE, ECTE                    14,876                    1.61                    —                    —

Other                    59,208                    6.42                    50,083                    7.53

Consolidated net income                    921,629                    100.0                    665,077                    100.0

CEMIG
A Melhor Energia do Brasil.

Ebitda

Cemig generated Ebitda of R$ 1,904,999 in first half 2007, compared to R$ 1,244,881 in first half 2006, an increase of 53.03%. Adjusted for non-recurring items, Ebitda was 28.70% higher.

There were the following extraordinary events in 2007:

- A CVA regulatory asset in Purchase and sale of electricity higher than the amount previously posted, with a positive impact of R$ 30,793, of which R$ 29,245 was generated in the business year 2006.
- A reduction of revenue by R$ 30,919, resulting from review of the values of annual permitted revenue linked to the new transmission facilities.
- Reversal of a provision for contingencies, in Light, in the amount of R$ 40,750, relating to the increase in the rate of Cofins tax from 2% to 3%, as a result of expiry of the demandability of the tax.

Ebitda	1H 07	1H 06	Change, %
Net income	921,629	665,077	38.57
+ Provision for current and deferred income tax and Social Contribution	387,485	255,611	51.59
+ Non-operational revenue (expenses)	19,296	19,971	(3.38)
+ Financial revenues (expenses)	123,175	170,620	(27.81)
+ Amortization and depreciation	378,732	302,812	25.07
- Interest on Equity	-	(169,067)	-
+ - Minority shares	74,682	(143)	-
= Ebitda	**1,904,999**	**1,244,881**	**53.03**
Non-recurring items:			
+ CVA Recomposition – TUSD	-	93,265	-
+ "Anuênio"	-	177,425	-
- Reversal of provision for RGR	-	(65,760)	-
Energy CVA	(29,245)	-	-
- Reversal of Contingency Provision - Cofins - Light	(40,750)	-	-
- Review of transmission revenue – Homologation Resolution 496	30,919	-	-
= ADJUSTED EBITDA	**1,865,923**	**1,449,811**	**28.70**

6
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Higher Ebitda in first half 2007 than first half 2006 is due mainly to increased operational efficiency, and also to nonrecurring items that affected the result in 2006.  The better operational performance in 2007 was reflected in Ebitda margin, which was 31.49% in first half 2006, and 38.6% in first half 2007.

•          Revenue from supply of electricity

Gross revenue from retail electricity sales was R$ 6,344,180 in the first half of 2007, compared to R$ 4,882,992 in the first half of 2006 — an increase of 29.92%.

This was basically due to:

•          an increase of R$ 1,064.562 in gross revenue due to consolidation of Rio Minas Energia Participações S.A. — RME, this consolidating began in the third quarter of 2006.

•          A tariff adjustment in Cemig Distribuição, with average impact on consumer tariffs of 7.05%, from April 8, 2006 (full effect in 2007); and

•          A tariff adjustment averaging 5.16% on consumer tariffs, starting from April 8, 2007; and

Volume of electricity sold to final consumers (MWh)

Consumption by class	MWh		
	1H 07	1H 06	*Change, %*
Residential	4,405,064	3,310,420	33.07
Industrial	11,838,179	11,892,579	(0.46)
Commercial, Services, Other	2,815,002	1,947,818	44.52
Rural	933,543	859,973	8.55
Government authorities	484,149	294,581	64.35
Public lighting	613,032	523,272	17.15
Public services	650,540	499,600	30.21
Total	**21,739,509**	**19,328,243**	**12.48**

Revenue from wholesale electricity sales

The revenue from electricity sold to other concession holders was R$ 457,768 in first half 2007, compared to R$ 324,108 in first half 2006. This increase arises basically from the increase in the volume of electricity sold (6,403,092 MWh in 2007, compared to 4,988,424 MWh in 2006) – mainly reflecting the operational startup of the Irapé power plant in the second half of 2006, and a higher volume of electricity traded in bilateral contracts with energy traders. The average tariff in 2007 was R$ 71.49, compared with R$ 64.97 in 2006 – an increase on 10.04%.

Revenue from use of the grid

Revenue from use of the electricity grid was 7.47%, or R$ 71,242, higher (R$ 1,025,162 in 2007, compared to R$ 953,920 in 2006).

The higher revenue basically reflects the higher revenue from the Tariff for Use of the Distribution System (TUSD) of Cemig Distribuição and Light, corresponding to R$ 730,050, compared to R$ 665,583 in 2006 – or 9.69% higher. This revenue comes from the fees charged to free consumers on energy sold by other agents in the electricity sector and its growth arises mainly from the consolidation of RME, which provided an increase of R$76,503 in this revenue.

8

Also included in this balance is the revenue from use of the basic grid, and the revenue from connection to the system — amounts of R$ 194,782 and R$ 100,330 respectively. See Explanatory Note 25 to the consolidated Quarterly Information.

In June 2007 Cemig posted a reduction in the revenue from use of the grid, in the amount of R$ 30,919 resulting from a review of the amounts of permitted annual revenue linked to the transmission facilities that are part of the grid, and other transmission facilities, for holders of public electricity transmission concessions, in compliance with ANEEL rulings.  Under ANEEL Resolution 493 of June 26, 2007, the reduction in revenue of the new facilities was 24.58%, an impact of approximately 3.00% in the total revenue of Cemig Geração e Transmissão from use of the grid. For further explanation please see Explanatory Note 21 to the Quarterly Information.

•          Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment and the disbursements actually made are offset in the subsequent tariff adjustments, and are registered in Current assets and Long term assets as prepaid expenses. As a result of reformulation by ANEEL of the plan of accounts, some items were transferred to Deductions from operational revenue. Please refer to further information in Explanatory Note 2 and Note 8 to the Consolidated Quarterly Information.

•          Deductions from operational revenues

Deductions from operational revenues totaled R$ 2,722,119 in 1H07, compared to R$ 2,116,755 in 1H06, an increase of 28.60%. The principal changes in expenses are as follows:

Fuel Consumption Account — CCC

The deduction from revenue relating to the CCC was R$ 244,596 in 1H07, compared to R$ 222,049 in 1H06, representing an increase of 10.15%. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro rata between electricity concession holders as specified by an ANEEL Resolution. This is a non-controllable cost, and the deduction from revenue corresponds to the amount actually passed through to the tariff.

Energy Development Account — CDE

The deduction from revenue relating to the CCC was R$ 194,059 in 1H07, compared to R$ 151,135 in 1H06, representing an increase of 28.40%. The payments are specified by an ANEEL Resolution. This is a non-controllable cost, and the deduction from revenue corresponds to the value actually passed through to the tariff.

RGR — Global Reversion Reserve

The RGR in first half 2007 is a deduction from revenue of R$ 79,778.  The RGR in the first half of 2006 resulted in an addition to revenue of R$ 14,948, due to an adjustment of a provision for the year 2004, in the amount of R$ 65,760, as a result of ANEEL homologating that expense at an amount lower than the one estimated by the company

The other deductions from revenue are taxes calculated as a percentage of sales, and their variations are thus proportional to the variations in revenue.

•          Operational costs and expenses

Operational costs and expenses (excluding net financial revenue/expenses) in the first half of 2007 totaled R$ 3,393,424, compared to R$ 3,010,811 in the first half of 2006, an increase of 12.71%. This mainly reflects the change in costs of purchase of electricity and expenses on depreciation and amortization, and is partially offset by a reduction in personnel expenses. Please refer to further information in Explanatory Note 28 to the Quarterly Information.

The principal changes in expenses are:

Personnel expenses

Personnel expenses in 1H07 were R$ 493,522, compared to R$614,226 in 1H06, a reduction of 19.65%. This lower expense mainly reflects the provision of R$ 177,425 made in June 2006 for indemnity to employees of future “anuênios”, partially offset by the wage increase of 4% given to employees in November 2006, and the 3.37% increase in the number of employees — from 10,499 at the end of June 2006 to 10,853 at the end of June 2007.  Explanatory Note 28 to the Consolidated Quarterly Information gives the breakdown of personnel expenses.

Electricity purchased for resale

The expense on this account in first half of 2007, at R$ 1,251,612, was 25.09% higher than the expense of R$ 1,000,583 in the first half of 2006. This is a non-controllable cost, and the deduction from revenue corresponds to the value actually passed through to the tariff. Please refer to further information in Explanatory Note 28 to the Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was 25.0% higher, at R$ 378,732, in first half 2007, than in first half 2006 (R$ 302,812).  This change is principally due to the consolidation of RME, contributing an increase in the expense of R$ 39,334, and the start up of the Irapé Plant, in the second half of 2006. '"

Post-employment obligations

The expense on post employment obligations in 1H07 was R$ 60,263 compared to R$75,055 in first half of 2006, a reduction of 19.71%. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the pension plans, estimated by an external actuary. The lower expense reflects greater growth in the pension plans’ assets of the than in the obligations to participants

Operational provisions

Deductions from operational revenues amounted to R$ 156,558 in 1H07, compared to R$ 79,992 in 1H06, an increase of 95.72%. This increase arises principally from a higher provision for doubtful receivables, of R$ 79,301 in first half 2007 (R$ 37,188 being provisioned by RME), which compares with R$ 43,562 in the first half of 2006; and from the provision for ANEEL administrative proceedings, in the amount of R$ 30,000, constituted in March 2007.  For more information, please see Explanatory Notes 22 and 28 of the consolidated Quarterly Information

Charges for Use of the Transmission Grid

The expense on charges for use of the transmission network in the first half of 2007 was R$ 400,178, vs. R$ 421,735 in the first half of 2006, a reduction of 5.11%. This reduction mainly reflected the reversal, in first half of 2006, of the portion of the CVA constituted in 2005, in the amount of R$ 93,265 as a result of a new interpretation by ANEEL, the electricity regulator, on the criteria for constitution of the CVA.

These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by ANEEL resolution. This is a non-controllable cost in the distribution activity, and the deduction from revenue posted corresponds to the amount actually passed through to the tariff.

Gas purchased for resale

The cost of gas purchased for resale was R$ 62,181 in first half of 2007, 18.61% lower than in the first half of 2006 (R$ 76,399). This change was mainly due to the reduction in the amount purchased in the periods compared, 164,678,000m3 in first half 2007, vs. 198,101,000m3 in first half 2006.

•          Financial revenues (expenses)

The company posted net financial expenses of R$ 123,175 in 2007, which compares with net financial expenses of R$ 170,620 in first half of 2006. The main factors in this comparison are:

•          Increase in both revenue and expense from the monetary updating relating to the General Agreement for the Electricity Sector.  Revenue was R$ 317,012 in the first half of 2007, compared with R$ 173,775 in first half 2006.  The expense was R$ 106,789 in first half 2007, vs. R$ 33,348 in first half 2006.  These variations, in revenue and expense arise mainly from the following factors

•          Adjustment of regulatory assets and liabilities in Cemig Distribuição, in the second quarter of 2007, in compliance with updating criteria set by ANEEL.  The updating adjustments to assets and liabilities have counterpart in Financial revenue and expenses, respectively, and thus have no impact on the income statement.

•          Adjustment of the revenue from monetary updating relating to the General Agreement for the Electricity Sector, in the amount of R$ 99,833, due to updating criteria set by ANEEL for the asset relating to the transactions in free energy during the rationing period.  This procedure did not affect Financial Revenue (expenses) due to a corresponding increase in the provision for losses on transactions in free energy.  Due to this provision, the line Provision for losses on recovery of extraordinary tariff recomposition and free energy amounts increased from R$ 47,149, at the end of first half 2006, to R$ 136,929 at the end of first half 2007.  See Explanatory Note 29 to the Consolidated Quarterly Information.

•          Expenses on charges for loans and financings totaled R$ 409,356 in the first half of 2007, vs. R$ 319,877 in the same period of 2006, 27.97% higher. The higher figure mainly reflects new loans contracted in the second half of 2006 and first quarter of 2007.

•          Reduction of 40.73% in the revenue from monetary updating and interest applied to the Deferred Tariff Adjustment, of R$ 61,017 in first half 2007, compared to R$ 102,943 in first half 2006.  This is mainly due to the reduction of the asset in comparison between the two periods as a result of the receipt of amounts into the energy accounts. See Explanatory Note 11 to the quarterly information.

See the composition of financial revenues and expenses in Explanatory Note 29 to the consolidated Quarterly Information.

•          Income tax and Social Contribution

Cemig’s expenses on income tax and the Social Contribution in first half of 2007 totaled R$ 387,485 on profit of R$1,383,796 before tax effects, a percentage of 28.00%. In 1H06, the company posted expenses with income tax and Social Contribution of R$255,611, representing 34.01% of the pre-tax profit of R$ 751,478. These effective rates are reconciled with the nominal rates in Explanatory Note 10 to the Consolidation Quarterly Information.

Extraordinary tax credits in the amount of R$ 81,924, recognized by Light, relating to previous business years, were recorded in June 2007. Further information is given in Explanatory Note 10 to the Quarterly Information.

Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Future outcomes may differ materially from those expressed or implicit in such statements.

Contact:          Agostinho Faria Cardoso

          Investor Relations Superintendent

          Tel. +55-31-3506-5024

          Fax +55-31-3506-5026

          agostinho@cemig.com.br

CEMIG
A Melhor Energia do Brasil.

Chart I

Statement of Results (Consolidated)
Values in millions of *reais*

	2nd Q. 2007	1st Q. 2007	1st H. 2007	2nd Q. 2006	1st H. 2006	2006
Net Revenue	2.584	2.336	4.920	1.919	3.953	9.681
Operating Expenses	(1.747)	(1.647)	(3.394)	(1.537)	(3.011)	(7.341)
EBIT	***837***	***689***	***1.526***	***382***	***942***	***2.340***
EBITDA	***1.037***	***868***	***1.905***	***534***	***1.245***	***3.012***
Financial Result	(56)	(67)	(123)	(146)	(171)	(219)
Non-Operating Result	(13)	(6)	(19)	(8)	(20)	(37)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(183)	(204)	(387)	(72)	(255)	(527)
Interest on Own Capital Reversal	-	-	-	169	169	169
Minority Shareholders	(70)	(5)	(75)	-	-	(7)
Net Income	**515**	**407**	**922**	**325**	**665**	**1.719**
Net Margin	**19,9%**	**17,4%**	**18,7%**	**16,9%**	**16,8%**	**17,8%**

Chart II

Operating Revenues (consolidated)
Values in million of Reais

	2nd Q. 2007	1st Q. 2007	1st H. 2007	2nd Q. 2006	1st H. 2006	2006
Sales to end consumers	3.032	2.788	5.820	2.251	4.587	10.226
TUSD	380	350	730	270	587	1.340
Subtotal	3.412	3.138	6.550	2.521	5.174	11.566
Supply + Transactions in the CCEE	277	247	524	196	374	909
Revenues from Trans. Network	135	160	295	140	289	588
Gas Supply	68	64	132	70	139	298
Others	65	76	141	48	94	209
Subtotal	**3.957**	**3.685**	**7.642**	**2.975**	**6.070**	**13.570**
Deductions	(1.373)	(1.349)	(2.722)	(1.056)	(2.117)	(3.889)
Net Revenues	**2.584**	**2.336**	**4.920**	**1.919**	**3.953**	**9.681**

16
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CEMIG
A Melhor Energia do Brasil.

Chart III

Operating Expenses (consolidated)
Values in millions of reais

	2nd Q. 2007	1st Q. 2007	1st H. 2007	2nd Q. 2006	1st H. 2006	2006
Purchased Energy	651	600	1.251	467	1.001	2.113
Personnel/Administrators/Councillors/ Employee Participation	276	260	536	415	653	1.298
Depreciation and Amortization	200	179	379	152	303	672
Fuel Consumption Account - CCC	-	-	-	-	-	554
Energy Development Account - CDE	-	-	-	-	-	334
Charges for Use of Basic Transmission Network	219	181	400	173	422	802
Contracted Services	153	121	274	116	217	504
Forluz – Post-Retirement Employee Benefits	29	31	60	38	75	170
Materials	21	23	44	21	38	82
Royalties	34	38	72	33	55	139
Gas Purchased for Resale	32	30	62	37	76	158
Operating Provisions	52	105	157	38	80	52
Energy efficiency and R&D	-	-	-	-	-	188
Other Expenses	79	79	158	47	91	275
Total	**1.746**	**1.647**	**3.393**	**1.537**	**3.011**	**7.341**

Chart IV
Energy Sales (Consolidated)

	Nº of consumers		MWh		R$ thousand	
	1st half		1st half		1st half	
	2007	2006	2007	2006	2007	2006
Residential	8.664.083	4.984.274	4.405.064	3.310.420	2.202.300	1.670.582
Industrial	84.801	69.496	11.838.179	11.892.579	1.600.363	1.377.865
Commercial	826.672	541.673	2.815.002	1.947.818	1.253.343	831.074
Rural	550.271	446.266	933.543	859.973	262.160	236.480
Others	71.651	58.382	1.747.721	1.317.453	521.051	376.793
Own Consumption	1.154	768	27.391	14.872	-	-
Low-Income Consumers Subsidy					41.662	
Unbilled Supply, Net	-	-	-	-	(25.728)	32.818
Supply	44	43	6.403.092	4.988.424	473.392	324.108
Transactions on the CCEE	-	-	-	-	66.167	49.995
TOTAL	**10.198.676**	**6.100.902**	**28.169.992**	**24.331.539**	**6.394.710**	**4.960.983**

17

Chart V

Financial Result Breakdown

Values in millions of *reais*

	2nd Q. 2007	1st Q. 2007	1st H. 2007	2nd Q. 2006	1st H. 2006	2006
Financial Revenues	**444**	**304**	**748**	**284**	**631**	**1.392**
Income from Investments	53	42	95	49	99	184
Fines on Energy Accounts	26	24	50	66	84	134
CRC Contract/State (interest + monetary variation)	9	38	47	(27)	21	140
Monetary variation of Extraordinary Tariff Recomposition and RTD	285	121	406	152	315	608
Exchange Rate Variations	45	32	77	22	84	90
Others (PIS/PASEP + Derivatives + FIDC Revenue)	26	47	73	22	28	236
Financial Expenses						
Charges on Loans and Financing	(186)	(223)	(409)	(129)	(320)	(868)
Monetary variation of Extraordinary Tariff Recomposition and Suppliers	(112)	(28)	(140)	(30)	(66)	(133)
Exchange Rate Variations	4	(2)	2	(7)	(7)	(3)
Monetary Variarion Liabilities - Loans and Financing	(2)	(7)	(9)	(6)	(12)	(28)
CPMF	(15)	(17)	(32)	(14)	(35)	(84)
Losses from Derivatives	(54)	(36)	(90)	(10)	(82)	(117)
Others + Provision for Losses from Tariff Recomposition	(135)	(58)	(193)	(65)	(111)	(209)
Interest on Own Capital	**-**	**-**	**-**	**(169)**	**(169)**	**(169)**
Financial Result	***(56)***	***(67)***	***(123)***	***(146)***	***(171)***	***(219)***

18

CEMIG
A Melhor Energia do Brasil.

Chart VI

Related party transactions
Values in millions of reais

	State of Minas Gerais Government	
	2nd Q. 2007	1st Q. 2007
ASSETS		
Current Assets		
Customers and distributors	2	2
Tax Recoverable -	-	-
State VAT recoverable	8	24
Noncurrent assets	-	-
Accounts receivable from Minas Gerais State Government	1.746	1.705
Tax Recoverable -	-	-
VAT recoverable	294	279
Customers and distributors	33	35
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	-	-
Taxes, fees and charges	-	-
VAT - ICMS payable	285	267
Interest on capital and Dividends	154	308
Debentures	139	138
Credit Receivables Fund (FDIC)	990	958
Financing	14	20

Chart VII

Share Ownership

	Number of shares as of june 30, 2007					
Shareholders	**Common**	**%**	**Preferred**	**%**	**Total**	**%**
State of Minas Gerais	108.348.914	51,0	-	-	108.348.914	22,3
Southern Electric Brasil Part. Ltda.	70.088.868	33,0	-	-	70.088.868	14,4
Other:	-	-	-	-	-	-
Local	19.099.727	9,0	85.624.078	31,3	104.723.805	21,5
Foreigners	15.084.994	7,1	188.214.875	68,7	203.299.869	41,8
Total	**212.622.503**	**100,0**	**273.838.953**	**100**	**486.461.456**	**100,0**

* Southern Electric Brasil Participações Ltda

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Chart VIII

BALANCE SHEETS

ASSETS

Values in millions of reais

                    2007

                    2nd Q.                    1st Q.

CURRENT ASSETS                    7.418                    7.282

Cash and Cash Equivalents                    1.639                    1.883

Consumers and Distributors                    2.066                    2.093

Consumers — Rate Adjustment                    268                    351

Dealership - Energy Transportation                    453                    406

Dealers - Transactions on the MAE                    71                    98

Tax Recoverable                    897                    477

Materials and Supplies                    35                    36

Prepaid Expenses - CVA                    616                    650

Tax Credits                    418                    261

Regulatory Assets                    182                    238

Deferred Tariff Adjustment                    488                    505

Other                    285                    284

NONCURRENT ASSETS                    4.984                    4.758

Account Receivable from Minas Gerais State Government                    1.745                    1.705

Consumers — Rate Adjustment                    1.055                    930

Regulatory Assets                    62                    68

Prepaid Expenses - CVA                    164                    170

Tax Credits                    613                    547

Deferred Tariff Adjustment                    —                    —

Dealers - Transactions on the MAE                    30                    30

Recoverable Taxes                    643                    628

Escrow Account re: Lawsuits                    277                    265

Consumers and Distributors                    120                    67

Other Receivables                    40                    28

                    11.985                    11.939

Investments                    1.035                    1.025

Property, Plant and Equipment                    10.359                    10.288

Intangible                    498                    525

Deferred Charges                    93                    101

TOTAL ASSETS                    24.387                    23.979

Chart VIII

BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in millions of reais

                    2007

                    2nd Q.                    1st Q.

CURRENT LIABILITIES                    6.126                    6.202

Suppliers                    836                    799

Taxes payable                    1.388                    1.117

Loan, Financing and Debentures                    1.357                    1.120

Payroll and related charges                    244                    216

Interest on capital and dividends                    693                    1.374

Employee post-retirement benefits                    107                    131

Regulatory charges                    396                    375

Other Obligations - Provision for losses on financial instruments                    491                    486

Regulatory Liabilities - CVA and Revision Revenue Transmission                    614                    584

NON CURRENT LIABILITIES                    9.369                    9.653

Loan, Financing and Debentures                    6.255                    6.675

Employee post-retirement benefits                    1.425                    1.427

Suppliers                    293                    252

Taxes and social charges                    615                    462

Reserve for contingencies                    533                    601

Other                    102                    106

Prepaid expenses - CVA                    146                    130

Deferred income                    88                    92

PARTICIPATION IN ASSOCIATE COMPANIES                    360                    103

SHAREHOLDERS’ EQUITY                    8.444                    7.929

Registered Capital                    2.432                    1.622

Capital reserves                    4.032                    4.032

Income reserves                    1.031                    1.841

Acumulated Income                    922                    407

Funds for capital increase                    27                    27

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY                    24.387                    23.979

Chart IX

Income Statement (consolidated)

Values in million of Reais

                    2nd Q. 2007                    1st Q. 2007                    1st H. 2007                    2nd Q. 2006                    1st H. 2006                    2006

Cash at start of period                    1.884                    1.376                    1.376                    1.440                    1.344                    1.344

Cash from operations                    713                    728                    1.441                    425                    836                    2.101

Net income                    515                    407                    922                    325                    665                    1.719

Depreciation and amortization                    200                    179                    379                    152                    303                    672

Suppliers                    (6)          (148)          (154)          22                    (89)          125

Other adjustments                    (123)          160                    37                    (239)          (221)          (415)

Financing activity                    (700)          4                    (696)          (521)          (614)          (475)

Financing obtained                    219                    315                    534                    58                    970                    (475)

Payment of loans and financing                    (238)          (512)          (750)          (76)          (135)          2.266

Loans and financing                    —                    200                    200                    —                    —                    (669)

Other                    (681)          1                    (680)          (503)          (1.449)          (2.072)

Investment activity                    (258)          (224)          (482)          (338)          (560)          (1.720)

Investments outside the concession area                    (22)          (38)          (60)          (6)          (15)          (553)

Investments in the concession area                    (311)          (252)          (563)          (413)          (646)          (1.470)

Special obligations - consumer contributions                    71                    71                    142                    81                    101                    303

Other                    4                    (5)          (1)          —                    —                    125

Cash at the end of period                    1.639                    1.884                    1.639                    1.006                    1.006                    1.250

81

82

FIRST HALF 2007 RESULTS Acquisitions boost Cemig’s growth

Disclaimer Some statements in this presentation are regarded under U.S. Securities law as forward-looking statements, i.e., statements that are subject to risks and uncertainties. Forward-looking statements are forecasts which may differ materially from the final figures and which are not under our control.  For further information on the risks and uncertainties as they relate to us, please see our 20-F form for 2006, in particular, item 3 which contains “Basic Information –Risk Factors.” All figures are expressed in Brazilian GAAP.

Agenda Highlights of the first half Márcio Araújo de Lacerda Expansion of business Djalma Bastos de Morais Financial management Luiz Fernando Rolla First half 2007 results Agostinho Faria Cardoso Corporate vision oriented for sustainability Márcio Araújo de Lacerda

Agenda Highlights of the first half Márcio Araújo de Lacerda Expansion of business Djalma Bastos de Morais Financial management Luiz Fernando Rolla The first half 2007 results  Agostinho Faria Cardoso Corporate vision oriented for sustainability  Márcio Araújo de Lacerda

Highlights of first half 2007 Financial: result reflects solidity of Cemig’s fundamentals Net income: R$ 922 million, R$ 1.90 per share  Up 38.65% year-on-year Acquisitions provide 13% of net income  EBIDTA: R$ 1.9 billion  Up 53.01%  year-on-year  Acquisitions provide 12% of Ebitda Sales: growth in electricity volume sold reflects strong expansion of the economy of Minas Gerais, and acquisitions  Total sales: 28,170 GWh New clients in two other States: Mato Grosso do Sul and Goiás Export of electricity to Argentina Capital markets: ADRs for our common (ON) shares launched in New York Stock price appreciation in 1H07:  ON + 48.13%,   PN  + 25.52%

Highlights of first half 2007 Regulation: Generation concessions renewed for nine hydro plants  (1,735 MW): 20 years UHE Emborcação 1,192 MW •PCH Pandeiros, 4.20 MW UHE Nova Ponte 510 MW PCH Rio das Pedras, 9.28 MW PCH Poço Fundo, 9.16 MW •PCH São Bernardo, 6.82 MW PCH Xicão, 1.81 MW •PCH Luiz Dias, 1.62 MW •CGH Santa Luzia, 0.70 MW Corporate governance: Changes in the Board of Directors  New auditors: KPMG Proposal to change Bylaws: new organizational structure for the competitive environment  New departments: Trading; New Business Development. Quality: Consumers elect Cemig best in the Southeast in Aneel IASC 2006 Index survey.

Agenda Highlights of the first half  Márcio Araújo de Lacerda Expansion of the business  Djalma Bastos de Morais Financial management  Luiz Fernando Rolla The first half 2007 results  Agostinho Faria Cardoso Corporate vision oriented for sustainability  Márcio Araújo de Lacerda

Expansion of our business We seek the best opportunities for investment of our stockholders Conclusion of financial modeling to expand generation in short term  Value adding through: Projects with attractive return  Reduction of operational costs  Complying with the principle of sustainability  Projects that are environmentally correct Respect for the interests of the community we serve Focus on long term  Carrying out the Long-Term Strategic Plan Leadership in consolidation of the Brazilian electricity sector

Our assets: growth Generation capacity MW 6900 580 44 6,737 6700 17% 6500 6300 164 6100 178 5900 5,771 5700 5500 2003 2004 2005 2006 2Q2007 TOTAL Year Capacity added, MW Total Description  Barreiro, PCH Pai Joaquim, 2004 178 5,949   Queimado, Rosal 2005 164 6,113 Aimorés 2006 580 6,693 Irapé, RME,  Capim Branco I 2007 44 6,737 Capim Branco II In the last four years we have added more than 1,000 MW to our generation capacity. 5,393 5,400 12% 5,200 5,000 4,829 4,800 4,600 4,400 2003 2T2007 Total transmission lines, km 16,800 3% 16,619 16,600 16,400 16,185 16,200 16,000 15,800 2003 2T2007 Sub-transmission lines, km 414,942 420,000 17% 400,000 380,000 359,304 360,000 340,000 320,000 2003 2T2007 Distribution lines, km

Capital expenditure Achieved Planned (million Reais) Business 2005 2006 2Q07 2007 Cemig Geração e Transmissão 417 157 97 480 Generation 397 99 87 385 Transmission - basic grid 20 58 10 95 Cemig Distribuição 691 1,229 537 1,131 Sub-transmission 26 83 32 178 Distribution 665 1,146 505 953 Expansion and strengthening of existing netw 276 217 157 205 "Light for Everyone" program 291 884 306 609 Others 98 45 42 139 Cemig Holding Company 58 558 4 43 Injection of capital 54 33 2 37 Other 4 1 2 6 In RME: 25% - acquisition of Light - 175 - -Acquisition of TBE transmission companies - 349 - - Total capital expenditure projects 1,166 1,944 638 1,654 Figures for 2007 estimated under 2007-2011 corporate planning. Two new transmission lines start operation: Itutinga-Juiz de Fora-345 kV Irapé-Aracuaí-230 kV

Generation: creative solutions make short-term opportunities possible Capim Branco II  hydroelectric plant (capacity 210 MW) – First rotor  (70 MW)  started up March 9, 2007 – Second rotor  (70 MW)  started up April 6, 2007 – Third rotor  (70 MW)  started up July 4, 2007 • Baguari hydro plant (140 MW) – Total planned capex R$ 489 million  – Partners : Neoenergia ( 51%), Furnas(16%) – Construction started in April 2007  – Financing structure with BNDES through convertible debentures • Minas Small Hydro Plant (PCH) Program  – Providing electricity supply for the short term  – Renovating and expanding the potential of existing plants  – New plants approved and under construction:  • PCH Cachoeirão 27 MW • PCH Pipoca 20 MW • PCH Senhora do Porto 12 MW • PCH Dores de Guanhães 14 MW • PCH Jacaré 9 MW • PCH Fortuna II  9 MW – Capex of R$ 380 million for generating capacity of 91 MW – BNDES financing approved in the business structures  Capim Branco II

Transmission, Distribution: expansion ensures service with quality • Transmission – Work started on Charrúa-Nueva Temuco transmission line, 205km, capex US$ 63.4 million • Distribution – 156,000 new consumers connected in first half 2007 – The Universalization Program • Connection of 177,000 consumers exceeds Aneel target • Program reveals additional need: “Universalization”of electricity supply will continue in accordance with Cemig’s financial capacity, complemented by new federal funds • 12,000 km added to distribution network in 1H07

Respect for the environment: one of our corporate values  We have deployed R$ 285 million in environmental actions and programs in the last three years Our programs for efficiency and conservation of energy, participation in projects using gas, solar energy and small-scale hydroelectric plants, and our alternative energy source research, help reduce the greenhouse effect Almost 90% of consumers recognize Cemig is a company concerned with the environment, according to ABRADEE survey

Agenda Highlights of first half Márcio Araújo de Lacerda Expansion of business  Djalma Bastos de Morais Financial management Luiz Fernando Rolla The first half 2007 results  Agostinho Faria Cardoso Corporate vision oriented for sustainability  Márcio Araújo de Lacerda

Growth through acquisitions: strategy confirms value creation 2Q2007 revenue from sales to final consumers up R$ 1,233 billion 26%  higher than in first half 2006 Light S.A. added revenue of R$ 1 billion –81% of the total growth Conversion by BNDES of Light S.A. debentures reduced Cemig’s stake in Light from 20% to 13% – compensated by reduction of debt and improvement in credit quality Ebitda margin 23% higher year-on-year in 1H07, at 38% Dividends of R$ 691 million – first half of dividends for 2006 –paid on June 30, comprising:

Dividends (R$ million)  2,070 1,382 692 320 2003 2004 2005 2006

Financial fundamentals improved by intelligent expansion financing solutions Contracts signed with Inter-American Development Bank, completing Transchilefinancial structure BNDES financing model for projects in alternative energy sources, already in place for the Minas PCH (Small Hydro Plant) Program, could boost solutions to meet electricity demand in the short term. Cemig’s improved ratings (Moody’s: Aa3.br; Fitch: A+) further reduce funding cost Access to local market –transactions totaling R$ 600 million

New capital structure: effective process provides tranquility for investors Proportionate stockholding structure unchanged 50% stock bonus in April, reverse split in July, increase our stock’s attractiveness to retail investors With split in ADRs, and new ADR program for ON shares, São Paulo and New York stock exchanges are now equivalent Shares now have single unit cost, in line with BOVESPA trading price patterns Very positive reaction to new structure from Brazilian and foreign investors –increasing liquidity of our securities. Total shares 486 million Common Preferred 212 million 274 million Minas Gerais state government International investors 51% 69% Southern Electric Brasil Local investors 33% 29% International investors Minas Gerais State Gov. and others 7% 2% Local Investors Shares in treasury 9% 207,000 Par value of shares = R$ 5.00

Cemig Distribuição provides 44% of consolidated net income Net profit, by company - 1H2007 - R$ '000 Company Net profit Ebitda Cemig Geração/Transmissâo 382,145 784,078 Cemig Distribuição 435,638 817,564 RME (Light) 103,205 188,625 Gasmig 22,562 29,781 Sá Carvalho 11,587 16,237 EATE 7,411 14,263 Capim Branco 14,714 14,950 ENTE 3,909 8,859 Infovias 5,070 27,159 Rosal Energia 7,136 7,707 Cemig PCH 7,680 7,832 Ipatinga 3,415 6,030 Horizontes 3,427 4,497 UTE Barreiro 3,690 4,016 ETPE 1,912 3,728 Transirapé 218 254 ECTE 723 1,584 ERTE 921 1,527 Transudeste 557 941 Transleste 1,125 2,081 Efficientia 432 428 Pai Joaquim 12 (4) Co-generation 166 (15) Trading (21) (15) Cemig Holding Company (96,005) (37,108) Cemig, consolidated 921,629 1,904,999 Contribution to net income, by business net income 2% 2% 3% 10% 39% 44% Cemig Geração/Transmissâo Cemig Distribuição RME (Light SA) Gasmig TBE Outras Ebitda 2% 2% 3% 10% 4 1% 4 2 % Cemig Geração/Transmissâo Cemig Distribuição RME (Light SA) Gasmig TBE Others

Diversification of business adds value to results Electricity Net revenue Ebitda Debt sales Consumers Employees R$ million R$ million R$ million GWh Cemig GT 15,382 1,208 784 3,113 173 2,344 Cemig D 10,177 2,797 818 2,751 6,353,217 8,293 (3) (3) RME (25%) 2,429 689 189 453 3,845,266 4,368 TBE - 33 30 148 - 59 Others 182(4) 193 84 1,147(2) 20 - (1) Total, consolidated 28,170 4,920 1,905 7,612 10,198,676 15,064 (1) Includes employees of Cemig holding company. (2) Includes R$ 982 million of FIDC. (3) Includes 100% of Light. (4) Net of 257 GWh inter-company transactions.

Indicators show superior credit quality Debt management obeys these guidelines: Keep long-term credit quality at sufficient levels for a low risk rating Reduce exposure to FX risk Lengthen debt maturities Conversion by BNDES of debentures into stake in Light reduces debt by R$ 178 million Indictor Cemig consolidated Cemig GT Cemig D Debt(1) R$ 7,612 R$ 3,112 R$ 2,751 Debt in foreign currency R$ 705 (10%) R$ 168 (5%) R$ 384 (14%) Net debt (2) R$ 5,873 R$ 2,333 R$ 2,203 Ebitda/interest 3.73 Debt/Ebitda 2.11 Net debt/(stockholders' equity + net debt) 41.02% R$ million (1) Includes debt of Light S.A., R$ 809 million, and TBE, R$ 159 million (2) Net debt = (total debt –cash and cash equivalents –regulatory assets (RTE, BNDES) ) (3) As specified in financing contracts with ItaúBBA

Excellence in debt management captures benefits of lower interest rates Consolidated data onJune 30, 2007 Main indexors CDI/Selic 75% Dollar Others 8% Igpm 1% Yen Urtj RGR/Finel 8% 1% 2% 5% Average cost (% p.a.) 12.09 11.67 9.15 9.47 8.56 dez/04 dez/05 dez/06 Mar-07 Jun-07 Maturities R$ million 1500 Average maturity: 4.78 1400 1300 1200 years 1100 1000 900 800 700 600 1,129 500 999 999 909 892 400 798 819 300 590 477 200 100 0 2007 2008 2009 2010 2011 2012 2013 2014 2015 a 2031 Exposure to CDI and Selic is in line with expectations of reduction in interest rates Average cost of debt: 8.56% p.a. at June 2007 prices, including holdings

Strong cash flow ensures expansion Cash Flow Statement (consolidated) R$ million 2Q 1Q 2Q 1H2007 1H2006 2007 2007 2006 Cash at start of period 1,884 1,376 1,376 1,440 1,344 Cash generated by operations 713 728 1,441 425 836 Net income 515 407 922 325 665 depreciation and amortization 200 179 379 152 303 Supplliers (6) (148) (154) 22 (89) Deferred Tariff Adjustment (RTD) 127 130 257 165 178 Other adjustments (123) 160 37 (239) (221) Financing activities (700) 4 (696) (521) (614) Financings obtained 219 315 534 58 970 Payments of loans and financings (238) (512) (750) (76) (135) Short-term loans - 200 200 - -Other (681) 1 (680) (503) (1,449) Investment activities (258) (224) (482) (338) (560) Investments outside the concession area (22) (38) (60) (6) (15) Investments in the concession area (311) (252) (563) (413) (646) Special Obligations (consumer contributions) 71 71 142 81 101 Others - acquisition of subsidiaries 4 (5) (1) - - Cash at end of period 1,639 1,884 1,639 1,006 1,006

Ebitda establishes new, higher, level Consolidated Ebitda margin (%) 39,7 40,6 37,2 39,9 33 34,8 33,6 32,2 29 30 31,3 27 27,1 23,4 Ebitda (R$ million) 1037 905 908 868 871 814 686 711 606 535 563 562 534 117 1Q04 3Q04 1Q05 3Q05 1Q06 3Q06 1Q07 Growth reflects solidity of fundamentals Ebitda in last four quarters R$ 3,718 billion Consistent with May 2007 guidance and Long-Term Strategic Plan Performance in first half in line with financial projections

Agenda Highlights of first half Márcio Araújo de Lacerda Expansion of business Djalma Bastos de Morais Financial management Luiz Fernando Rolla The first half 2007 results Agostinho Faria Cardoso Corporate vision oriented for sustainability Márcio Araújo de Lacerda

Expansion of consolidated net income Result shows growth consistent with the solidity of our fundamentals Growing productivity in all areas Continuous improvement in operational margins Diversification of the risk inherent to each business through integrated structure Consolidated Income statement R$ million 2Q 1Q 1st half 2Q 1st half 2007 2007 2007 2006 2006 Net revenue 2,584 2,336 4,920 1,919 3,953 Operational expenses (1,747) (1,647) (3,394) (1,537) (3,011) Operational profit 837 689 1,526 382 942 Ebitda 1,037 868 1,905 534 1,245 Financial revenue (expenses) (56) (67) (123) (146) (171) Non-operational revenue (expenses) (13) (6) (19) (8) (20) Provision for income tax, Social Cont., deferred income tax (183) (204) (387) (72) (255) Reversal of Income on Equity 0 0 0 169 169 Minority interests (70) (5) (75) 0 0 Net income 515 407 922 325 665

Adjusted consolidated results: net income, Ebitda R$ million 1H 07 1H 06 % Net income 922 665 6 38. (a) CVA adjustment -TUST - 62 -(b) "Anuênio" - 117 -(c) Reversal of RGR provision - (43) -(d) CVA - purchase of energy (19) - -(e) Revision of transmission revenue 20 - -(f) Fiscal Credit Recognition (Light) (45) -(g) Reversion of Cofins Provision (Light) (26) Adjusted net income 852 801 6.4 Ebitda 1,905 1,245 0 53. (a) CVA adjustment -TUST - 93 -(b) "Anuênio" 177 -(c) Reversal of RGR provision (65) -(d) CVA - purchase of energy (29) - -(e) Revision of transmission revenue 31 -(f) Reversion of Cofins Provision (Light) (41) - Adjusted Ebitda 1,866 1,450 7 28.

Consolidated net revenue Growth in net revenue reflects diversification of business, and positive effects of acquisitions (RME/Light S.A. and TBE companies) Cemig Distribution provides 58% of total net revenue Consolidated operational revenues R$ million 1H 1H 1st half 2Q 1st half 2007 2007 2007 2006 2006 Sales to final consumers 3,032 2,788 5,820 2,251 4,587 TUSD 380 350 730 270 587 Subtotal 3,412 3,138 6,550 2,521 5,174 Wholesale electricity sales 277 247 524 196 374 Revenue from use of transmission grid 135 160 295 140 289 Sales of gas 68 64 132 70 139 Other 65 76 141 48 94 Sub total 3,957 3,685 7,642 2,975 6,070 Deductions (1,373) (1,349) (2,722) (1,056) (2,117) Net revenue 2,584 2,336 4,920 1,919 3,953

Sales revenue: by company, and consolidated Cemig Distribuição 1st half 2007 sales GWh Industrial 2,401 Residential 3,425 Rural 927 Commercial 2,050 Other 1,374 Subtotal 10,177 Wholesale supply -Total 10,177 Cemig GT 1st half 2007 sales GWh Free Consumers 8,634 Wholesale electricity sales 6,748 To Cemig Group 802 Under bilateral contracts 5,946 Total 15,382 Independent generators 1st half 2007 sales GWh Horizontes 40 Ipatinga 152 Sá Carvalho 224 Barreiro 50 Cemig PCH S.A 62 Rosal 110 Capim Branco 204 Total 842 RME (25%) 1st half 2007 sales GWh Industrial 293 Residential 980 Rural 6 Commerical 748 Other 402 Total 2,429 Cemig Consolidated - by company 1st half 2007 sales GWh Cemig Distribuição 10,177 Cemig Geração e Transmissão 15,382 Wholesale - Cemig group (660) Independent generators 842 RME 2,429 Total 28,170 Cemig GT succeeded in capturing clients of Cemig D that migrated to the Free Market

Growth reflects stake in Light S.A. Industrial consumption was affected by lower sales of short-term electricity to Free Clients Total sales of electricity 1st half - consolidated (MWh) *2007 2006 Change, % Residential 4,405 3,310 33.1 Industrial 11,800 11,893 -0.8 Commercial 2,815 1,948 44.5 Rural 934 860 8.6 Other 1,775 1,333 33.2 Wholesale sales 6,441 4,988 29.1 TOTAL 28,170 24,332 15.8 * Includes 25% of RME.

Growth in operational expenses reflects growing cost of electricity Consolidated operational expenses, R$ million 2Q 1Q 2Q 1st half 2007 1st half 2006 2007 2007 2006 Energy bought 651 600 1,251 467 1,001 Personnel/managers/Board members/employee profit shares 276 260 536 415 653 Depreciation and amortization 200 179 379 152 303 Charges for use of the transmission grid 219 181 400 173 422 Outsourced sergices 153 121 274 116 217 Forluz pension plan - post-retirement benefits 29 31 60 38 75 Materials 21 23 44 21 38 Royalties 34 38 72 33 55 Gas bought for resale 32 30 62 37 76 Operational provisions 52 105 157 38 80 Other expenses 79 79 158 47 91 Total 1,746 1,647 3,393 1,537 3,011 Cemig Distribuição has 66 % of the total costs  – Non-controllable costs are 58.11%  – Controllable costs (PMSO) are 41.89%

Growing productivity in main businesses Consolidated Income statement R$ million Cemig H Cemig D Cemig GT  2Q07 2Q06 2Q07 2Q06 2Q07 2Q06  Net revenue 2,584 1,919 1,500 1,329 621 570 Operational expenses (1,747) (1,537) (1,153) (1,151) (278) (278)  Operational profit 837 382 347 178 343 292 Ebitda 1,037 534 448 271 398 337   Financial revenue (expenses) (56) (146) (68) 33 (174) (158) Non-operatinal revenue (expenses) (13) (8) (5) (6) (1) -Provisions for income tax, Social Cont., (183) (72) (93) (71) (56) (45) and deferred income tax Reversal of Interest on Equity - 169 75 66 94 83 Minority interests (70) - - - - -  Net income 515 325 256 200 206 172  Major share of profits still comes from CEMIG Distribuição and CEMIG Geração e Transmissão

Cemig Geração e Transmissão Increasing profitability, on growth in sales and containment of expenses Income statement R$ million 2Q 1Q 2Q 1st half 2007 1st half 2006 2007 2007 2006 Net revenue 621 587 1,208 570 1,053 Operational expenses (278) (257) (535) (278) (498) Operational profit 343 330 673 292 555 Ebitda 398 386 784 337 645 Financial revenue (expenses) (174) (69) (243) (158) (237) Non-operational revenue (expenses) (1) 6 5 - (1) and deferred income tax (56) (91) (147) (45) (107) Reversal of Interest on Equity 94 - 94 83 83 Net income 206 176 382 172 293

CEMIG GT: Growing sales, consolidating new consumer profile Quarterly changes Cemig Geração e Transmissão Sales in GWh 8.007 7.533 7,497 6,993 7,227 7,688 7,694 4,370 6,761 6,800 4.000 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 Volume of electricity sold 6.5% higher year-on-year in 1H 2007

Cemig Distribuição Growth in sales, with reduction of operational costs • In the quarter: Revenue up 15.65% from previous quarter Practically no growth in operational expenses High growth in operational profit Strong growth in Ebitda In the half-year : – 3,40% of growth in revenue from previous half – Strong reduction in expenses – Strong growth in Ebitda Income statement R$ million 2Q 1Q 2Q 1st half 2007 1st half 2006 2006 2007 2007 2006 Net revenue 1,500 1,297 2,797 1,329 2,705 6,314 Operational expenses (1,153) (1,023) (2,176) (1,151) (2,335) (5,408) Operational profit 347 274 621 178 370 906 Ebitda 448 369 817 271 555 1,273 Financial revenue (expenses) (68) 11 (57) 33 69 7 Non-operational revenue (5) (10) (15) (6) (14) (25) Provision for income tax, Social Cont. and deferred income tax (93) (95) (188) (71) (147) (300) Reversal of Interest on Equity 75 - 75 66 66 182 Net income 256 180 436 200 344 770

Cemig D: Sales resume seasonal pattern after migration of Free Clients Cemig Distribuição Sales, GWh Total energy transported * 8,971 9,067 9,184 8,906 9,193 9,353 9,252 9,033 9,704 8,234 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 * Electricity sales to captive market + TUSD market. Electricity sales to capital market 5,192 5,048 5,004 5,065 5,069 5,059 5,267 4,856 4,986 4,910 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 5.6% more energy transported year-on-year, in first half 2007 Electricity sales 3.4% up year-on-year

Agenda • Highlights of first half – Márcio Araújo de Lacerda • Expansion of business – Djalma Bastos de Morais • Financial management – Luiz Fernando Rolla • The first half 2007 results – Agostinho Faria Cardoso • Corporate vision oriented for sustainability – Márcio Araújo de Lacerda

Sustainability as a main corporate guideline • Sustainability is one of our corporate values, and results from our long-term commitment to the environment, social responsibility and respect for the interests of our shareholders – This year our Sustainability Report is published in accordance with the GRI (Global Reporting Initiative) Guidelines – Cemig received two awards for its social-environmental actions in implementing the Irapé Hydro Plant: the São Paulo University Communication Award, and the Furnas Ouro Azul Award – Recognition for our actions to ensure sustainability:

Market recognition for Cemig’s sustainable results Net profit CAGR = 15% R$ million 1H03 –1H07 1,042 922 665 535 557 1H03 1H04 1H05 1H06 1H07 CAGR = 28% Ebitda 1H03 –1H07 R$ million 1,905 1,685 1,245 1,142 711 1H03 1H04 1H05 1H06 1H07 CAGR = compound annual growth rate Commitment to growth and addition of value, allied to implementation of the Strategic Plan, resulted in market recognition. Market capitalization R$ million 20,162 16,040 14,335 9,951 26% 7,441 4,078 2002 2003 2004 2005 2006 29jun07 US$ million 10,467 7,502 6,124 40% 3,749 2,575 1,154 2002 2003 2004 2005 2006 29jun07

We are consolidating leadership in Brazil Wholesale supply 6,403 GWh 38 distributors 01 industrial client 27 GWh 01 industrial client 05 GWh 01 industrial client 3 GWh 01 industrial client 16 GWh PCHs 10 MW 36 GWh 05 industrial clients 898 GWh Generating capacity 115 MW Sales 2,429 GWh 03 industrial clients 23 GWh Rosal Energia SA 55 MW 55 GWh 01 industrial client 14 GWh Sales Generation + distribution 18,316 GWh Generating capacity 6,503 MW

Achieving world-class corporation status • Total assets: R$ 24.4 billion • Stockholders’ equity: R$ 8.4 billion • Consolidated debt: R$ 7.6 billion • Consolidated net sales (1H07) : R$ 4.9 billion We are preparing the company for the consolidation of Brazil’s electricity sector Operational excellence, aligned with reduction of costs Execution of Strategic Plan gives direction to profitable growth Management of risks ensures reliability of processes Adherence to best corporate governance practices Financial management focused on improvement of credit quality • Principles laid down in Bylaws ensure sustainability Commitment to return for investors

Glossary Aneel: The Brazilian electricity sector regulator. An independent federal regulatory agency. BRGAAP –Accounting Principles Generally Accepted in Brazil. CRC –The Results Compensation Account: Prior to 1993 Brazilian electricity concession holders were guaranteed by law a rate of return on investment in assets used in the provision of electricity services to clients; rates charged to users were uniform all over the country; and the profits generated by the more profitable concession holders were reallocated to less profitable concession holders, in such a way that the rate of return of all the companies was equal to the national average. The deficits which the majority of the Brazilian electricity concession holders suffered were accounted in the “CRC Account”of each company. When the CRC Account itself, and the concept of guaranteed return, were abolished, the concession holders with positive balances were allowed to set these balances off against amounts owed by them to the federal government. CCC –the Fuel Consumption Account: The CCC was created to build financial reserves to cover the increase in costs associated with greater use of thermal generating plants, in the event of drought: the marginal operational costs of the thermal plants are higher than those of hydroelectric plants. Each energy company is obliged to make an annual contribution to the CCC. The annual contributions are calculated based on the estimates of the cost of fuel consumption by the thermal plants necessary in the subsequent year. CDE –Energy Development Account: This is a source of subsidy created to help make alternative sources of energy competitive (e.g. wind energy, or biomass), and to promote “universalization”of electricity services –their extension to every citizen and location. It is funded from annual payments made by the concession holders for the use of public assets, and from penalty payments imposed by Aneel The CDE will remain in effect for a period of 25 years and will be administered by Eletrobrás. DEC –Average Customer Outage Duration: Average time of outage suffered by consumption units in a given group in the period referred to. DividendYield– (Dividend per share/shareprice): Annual return that the stockholder received in dividends and Interest on Equity (per share) –expressed as a percentage of the share price. FEC –Average Customer Outage Frequency: Average number of outages per consumption unit in a given group in the period referred to. FIDC – Receivables Fund –Fund of creditrights, realizable assets. Hedge: A mechanism by which holders of asset or liability positions protect themselves from price fluctuations in, e.g., the commodities or FX markets. Ebitda: Profit before interest (Financial revenue and expenses), tax, depreciation and amortization –a measure of a company’s operational cash flow, providing an indicator of the cash flow generated by a company’s principal business. Luz no Campo (“Light in the Countryside”): The national rural electrification program, created by the federal government aiming to take electricity to one million rural properties and domiciles all over Brazil. It is coordinated by the Mining and Energy Ministry, and developed by Eletrobrás with funds obtained from the Global Reversion Reserve (RGR).

Glossary Payout – Percentage of net income distributed as dividends. P/E – Price/Earnings.  RTE –The “Extraordinary Tariff Recomposition”: This is a tariff adjustment granted in December 2001 to the distributors and generators of the regions that were under rationing at that time. It is settled in the General Agreement for the Electricity Sector, and resulted in an increase of 2.9% in the tariffs of residential consumers (with the exception of low-income consumers) and rural consumers, and 7.9% for the other consumers. The objective of the adjustment was to restore the losses that distributors and generators of electricity had suffered from the reduction of consumption imposed by the government. The duration of the adjustment varies in accordance with the time necessary for the recovery of the losses of each concession holder. RGR – Global Reversion Reserve: This is an annual amount included in the costs of concession holders, for generation of funds for expansion and improvement of public electricity services. The amounts are paid monthly to Eletrobrás, which is responsible for administration of the funds, and will also be employed in the Procel program. RTD –The “Deferred Tariff Adjustment”: Aneel decided the results of the periodic tariff revision of Cemig Distribuição which covers the repositioning of electricity retail supply tariffs at a level compatible with the preservation of the economic-financial equilibrium of the concession contract, providing sufficient revenue to cover efficient operational costs and adequately remunerate investments. The average adjustment applied to Cemig’s tariffs on April 8, 2003, provisionally, was 31.53%, but the final tariff repositioning for Cemig should have been 44.41%. The percentage difference of 12.88% will be compensated through an increase in each of the tariff adjustments planned to occur in 2004 and 2007, cumulatively. The difference between the tariff repositioning to which Cemig Distribuição has the right and the tariff actually charged to consumers is recognized as a Regulatory Asset. Total return to stockholder – Sum of return in dividends and appreciation in the stock price. TUSD –Tariff for Use of the Distribution System: This is paid by generation companies and by Free Consumers for the use of the distribution system of the distribution concession holder to which the respective generator or consumer is linked, and is revised annually in accordance with the inflation index and the investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user who is linked to the distribution system is calculated by multiplication of the amount of energy contracted with the distribution concession holder for each link point, in kW, on the basis of the tariff in R$/kW which is set by Aneel. UHE –(“Usina Hidrelétrica”) –Hydroelectric power plant: Electricity generation plant which uses the mechanical energy of water to turn rotors and generate electricity. UTE –(“Usina Térm(o) Elétrica”) –Thermal generation plant: One in which chemical energy contained in fossil fuels is converted into electricity. Market capitalization: Sum of products of number of each type of share and respective share price. WAAC –Weighted Average Cost of Capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
Name: Luiz Fernando Rolla
Title: Chief Financial Officer and Investor Relations Officer

Date: August 23, 2007